UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: September 29, 2014

Commission File Number: 1-15060

UBS AG

(Name of Registrant)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960), Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

This Form 6-K contains certain updated information regarding UBS Group AG and UBS AG (as defined below) that has been prepared in connection with the exchange offer that UBS AG announced on May 16, 2014 (the “exchange offer”). In particular, this Form 6-K consists of the following, which appears immediately following this page:

In this Form 6-K, references to “UBS” or the “Company” refer to UBS AG. References to the terms “we”, “us”, “our” and “Group” refer to UBS and its consolidated subsidiaries up to the time of the first capital increase of UBS Group AG in connection with the initial settlement of the exchange offer and to UBS Group AG and its consolidated subsidiaries after such capital increase. References to “UBS Shares” refer to the ordinary shares of UBS. References to the “UBS Group” refer to UBS Group AG and its consolidated subsidiaries. References to “Ordinary Shares” or “UBS Group Shares” refer to ordinary shares of UBS Group.

I. MEDIA RELEASE

UBS publishes prospectus of its share-for-share exchange offer to establish a group holding company, UBS Group AG

Zurich/Basel | 29 Sep 2014, 06:45 | Price Sensitive Information

Disclaimer:

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this except on the basis of information contained in the applicable prospectus to be approved by the Central Bank of Ireland and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom (each, an “EU Prospectus”). A copy of the EU Prospectuses in the English language will be available at www.ubs.com/exchangeoffer.

Zurich/Basel, 29 September 2014 – UBS today announced the launch of a share-for-share exchange offer in order to establish a group holding company, UBS Group AG.

•	As previously announced, UBS Group AG is offering to acquire all shares of UBS AG in exchange for UBS Group AG shares on a one-to-one basis. UBS Group AG shares will carry the same voting and economic rights as the UBS AG shares. The UBS Board of Directors unanimously recommends acceptance of the offer

•	Following completion of the transaction, a supplementary capital return of at least CHF 0.25 per share is expected to be proposed to shareholders of UBS Group AG

•	The establishment of a holding company, along with other measures we have already announced or taken, is intended to substantially improve UBS’s resolvability in response to evolving global “too-big-to-fail” requirements

•	The changes to UBS’s legal structure will not affect its strategy or how it serves its clients

The initial acceptance period of the exchange offer is expected to commence on 14 October 2014 and to end on 11 November 2014. The share-for-share exchange offer expires at the end of the day on 1 December 2014 (4:00 pm Zurich time for UBS shares held in Switzerland or elsewhere in the SIS settlement system, 5:00pm New York time for UBS shares held in the United States in DTC or directly with Computershare) unless the offer is extended. Closing of the offer is subject to customary conditions outlined in the prospectus.

Upon completion of the transaction, UBS Group AG (currently a wholly owned subsidiary of UBS AG) will become the holding company for UBS AG and its subsidiaries. UBS Group AG shares will be listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE) while UBS AG shares are intended to be delisted in accordance with applicable listing rules. Following completion of the transaction and a subsequent squeeze-out process to obtain full ownership of UBS AG (through which the remaining shareholders of UBS AG will also receive UBS Group AG shares on a one-to-one basis), UBS expects to propose to shareholders of UBS Group AG a supplementary capital return of at least CHF 0.25 per share.

As announced previously, the establishment of a holding company is a significant step in a series of envisaged changes to UBS’s legal structure that are intended to substantially improve its resolvability in response to evolving industry-wide “too-big-to-fail” requirements. UBS anticipates that these measures will allow it to qualify for a capital rebate under the Swiss “too-big-to-fail” regime, which would result in lower overall capital requirements for the Group. After the setup of the holding company, further anticipated changes extending into 2016 include the establishment of a banking subsidiary in Switzerland (by mid-2015) and a US Intermediate Holding Company (by mid-2016). The changes to UBS’s legal structure will not affect its strategy or how it serves its clients.

Offer documents

Due to applicable laws and regulations, separate offer documents have been prepared for Switzerland, the EU and the US. Terms and conditions of the offer are the same in all material respects in all applicable jurisdictions. For UBS AG shareholders in Switzerland and certain other jurisdictions (other than the United States, Canada and certain member states of the European Union), the full details of the applicable terms and conditions are described in the Swiss offer prospectus published today. UBS shareholders in the United States are encouraged to consult UBS Group AG’s registration statement expected to be filed later today with the SEC. The offer documents in respect of the offer in certain countries of the EU and Canada are expected to be published on or around 30 September 2014. The documents will be made available at www.ubs.com/exchangeoffer.

Disclosure updates

The offer documents contain updated or additional disclosures required in connection with the exchange offer or to update existing disclosure. These include updates to risk factors affecting the Group, updated disclosure regarding litigation, regulatory and similar matters, and capitalization and indebtedness information. We have updated the capitalization and indebtedness information as of 31 August 2014. It shows retained earnings of CHF 27,053 million and equity attributable to UBS shareholders of CHF 50,842 million. Additional detail on the above, as well as detailed information on the exchange offers and UBS Group AG can be found in the offer documents described above.

Indicative timeline

29 September 2014	Publication of Swiss offer prospectus

29 September 2014	Publication of US offer to exchange prospectus for the offer

30 September 2014	Publication of EU offer prospectus

14 October 2014	Start of initial acceptance period of the offer; opening of separate trading line on SIX for tendered UBS AG shares held in the SIS settlement system

11 November 2014	End of initial acceptance period of the offer (4:00 pm CET)*

12 November 2014	Publication of preliminary interim results of the offer (via media release)*

17 November 2014	Publication of definitive interim results of the offer (via media release and print media)*

17 November 2014	Start of additional acceptance period of the offer*

19 November 2014	First settlement: delivery of the new UBS Group AG shares for the UBS AG shares tendered during the initial acceptance period*

Indicative timeline

19 November 2014	Listing and first trading day of UBS Group AG shares on SIX and NYSE, and replacement of UBS AG with UBS Group AG in the SPI and SMI*

1 December 2014	End of additional acceptance period of the offer (4:00 pm CET)*; close of separate trading line on SIX for tendered UBS AG shares held in the SIS settlement system*

2 December 2014	Publication of preliminary final results of the offer (via media release)*

5 December 2014	Publication of definitive final results of the offer (via media release and print media)*

9 December 2014	Second settlement: delivery of the new UBS Group AG shares for the UBS AG shares tendered during the additional acceptance period*

*	Subject to a potential extension of the offer period

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

Disclaimer:

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this except on the basis of information contained in the applicable prospectus to be approved by the Central Bank of Ireland and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom (each, an “EU Prospectus”). A copy of the EU Prospectuses in the English language will be available at www.ubs.com/exchangeoffer.

Important Notices

The exchange offer described herein will be addressed to UBS’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the applicable prospectus to be approved by the Central Bank of Ireland (each, an “EU Prospectus”) and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS AG and UBS Group AG have filed and will file materials relevant to the U.S. exchange offer with the SEC. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AG AND UBS GROUP AG IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the applicable EU Prospectus (from the time such EU Prospectus is approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “anticipate,” “believe,” “expect,” “guidance,” “intend,” “outlook,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS AG and for UBS Group AG following completion of the exchange offer; management’s outlook for financial performance of UBS AG and its subsidiaries (the “Group”) and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (“FINMA”) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS AG and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS AG is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the exchange offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS AG and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS AG and its subsidiaries will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors. Although UBS AG and UBS Group AG believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, UBS and UBS Group AG cannot assure you that the Group’s future results, level of activity, performance or achievements will meet these expectations. Moreover, neither UBS AG, nor UBS Group AG nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless UBS AG or UBS Group AG is required by law to update these forward-looking statements, UBS Group AG will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

II. RISK FACTORS

This section describes the principal risk factors associated with an investment in the UBS Group Shares and the securities of UBS and UBS Group. Holders of such securities and prospective investors of such securities should carefully consider the risks described below. The occurrence of one or more of these risks alone or in combination with other circumstances may have a material adverse effect on our ability to execute our strategy, on our business activities, financial condition, results of operations and prospects and cause the market price of such securities to decline. In such case, prospective investors could lose all or part of their investment. Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which we are not presently aware or which we currently do not consider to be material could also impact our ability to execute our strategy and affect our business activities, financial condition, results of operations and prospects. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their consequences.

Risks relating to UBS’s business activity

Regulatory and legislative changes may adversely affect our business and ability to execute our strategic plans

Fundamental changes in the laws and regulations affecting financial institutions can have a material and adverse effect on our business. In the wake of the 2007–2009 financial crisis and the following instability in global financial markets, regulators and legislators have proposed, have adopted, or are actively considering, a wide range of changes to these laws and regulations. These measures are generally designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions. They include the following:

•	significantly higher regulatory capital requirements;

•	changes in the definition and calculation of regulatory capital;

•	changes in the calculation of risk-weighted assets (“RWA”);

•	the introduction of a more demanding leverage ratio;

•	new or significantly enhanced liquidity requirements;

•	requirements to maintain liquidity and capital in jurisdictions in which activities are conducted and booked;

•	limitations on principal trading and other activities;

•	new licensing, registration and compliance regimes;

•	limitations on risk concentrations and maximum levels of risk;

•	taxes and government levies that would effectively limit balance sheet growth or reduce the profitability of trading and other activities;

•	cross-border market access restrictions;

•	a variety of measures constraining, taxing or imposing additional requirements relating to compensation;

•	adoption of new liquidation regimes intended to prioritize the preservation of systemically significant functions;

•	requirements to adopt structural and other changes designed to reduce systemic risk and to make major financial institutions easier to manage, restructure, disassemble or liquidate, including ring-fencing certain activities and operations within separate legal entities; and

•	requirements to adopt risk governance structures at a local jurisdiction level.

Many of these measures have been adopted and their implementation had a material effect on our business. Others will be implemented over the next several years; some are subject to legislative action or to further rulemaking by regulatory authorities before final implementation. As a result, there remains a high level of uncertainty regarding a number of the measures referred to above, including whether (or the form in which) they will be adopted, the timing and content of implementing regulations and interpretations and/or the dates of their effectiveness. The implementation of such measures and further, more restrictive changes may materially affect our business and ability to execute our strategic plans.

Notwithstanding attempts by regulators to coordinate their efforts, the measures adopted or proposed differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution. The absence of a coordinated approach, moreover, disadvantages institutions headquartered in jurisdictions that impose relatively more stringent standards. Switzerland has adopted capital and liquidity requirements for its major international banks that are among the strictest of the major financial centers. This could disadvantage Swiss banks such as UBS when they compete with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors.

Regulatory and legislative changes in Switzerland

In September 2011, the Swiss Parliament adopted the “too-big- to-fail” (“TBTF”) law to address the issues posed by large banks. The law became effective on March 1, 2012. Accordingly, Swiss regulatory changes have generally proceeded more quickly than those in other major jurisdictions, and the FINMA, the Swiss National Bank (“SNB”) and the Swiss Federal Council are implementing requirements that are significantly more onerous and restrictive for major Swiss banks, such as UBS, than those adopted or proposed by regulatory authorities in other major global financial centers.

Capital regulation: The provisions of the revised banking ordinance and capital adequacy ordinance implementing the Basel III capital standards and the Swiss TBTF law became effective on January 1, 2013. As a systemically relevant Swiss bank, we are subject to base capital requirements, as well as a “progressive buffer” that scales with the Group’s total exposure (a metric that is based on our balance sheet size) and market share in Switzerland. In addition, the Swiss governmental authorities have the authority to impose an additional countercyclical buffer capital requirement of up to 2.5% of RWA. This authority has been exercised to impose an additional capital charge of 1% in respect of

RWA arising from Swiss residential mortgage loans (increasing to 2% effective from the end of June 2014). In addition, UBS and the FINMA have mutually agreed to an incremental operational capital requirement to be held against litigation, regulatory and similar matters and other contingent liabilities, which added CHF 22.5 billion to the our RWA at December 31, 2013. There can be no assurance that we will not in the future be subject to increases in capital requirements either from the imposition of additional requirements or changes in the calculation of RWA or other components of the existing minimum capital requirement.

Liquidity and funding: We are required to maintain a Liquidity Coverage Ratio (“LCR”) of high-quality liquid assets to estimated stressed short-term funding outflows and will be required to maintain a Net Stable Funding Ratio (“NSFR”) intended to ensure that we are not overly reliant on short-term funding and that we have sufficient long-term funding for illiquid assets. We currently calculate these ratios under supervisory guidance from the FINMA, as neither the international nor Swiss standards for the calculation of these requirements have been fully implemented. These requirements, together with liquidity requirements imposed by other jurisdictions in which we operate, will likely require us to maintain substantially higher levels of overall liquidity. Increased capital requirements and higher liquidity requirements make certain lines of business less attractive and may reduce our overall ability to generate profits. The LCR and NSFR calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in a market or firm-specific stress situation. There can be no assurance that in an actual stress situation our funding outflows would not exceed the assumed amounts

Resolution planning and resolvability: The revised banking act and capital adequacy ordinances provide the FINMA with additional powers to intervene to prevent a failure or resolve a failing financial institution. These measures may be triggered when certain thresholds are breached and permit the exercise of considerable discretion by the FINMA in determining whether, when or in what manner to exercise such powers. In case of a threatened insolvency, the FINMA may impose more onerous requirements on us, including restrictions on the payment of dividends and interest. Although the actions that the FINMA may take in such circumstances are not yet defined, we could be required directly or indirectly, for example, to alter our legal structure (e.g. to separate lines of business into dedicated entities, with limitations on intra-group funding and certain guarantees), or to further reduce business risk levels in some manner. The banking act also provides the FINMA with the ability to extinguish or convert to common equity the liabilities of a bank in connection with its resolution.

Swiss TBTF requirements require systemically important banks, including the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance. The Swiss TBTF law provides for the possibility of a limited reduction of capital requirements for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required. Such actions would likely include an alteration of the legal structure of a bank group in a manner that would insulate parts of the group to exposure from risks arising from other parts of the group thereby making it easier to dispose of certain parts of the group in a recovery scenario, to liquidate or dispose of certain parts of the group in a resolution scenario or to execute a debt bail-in. In addition to the exchange offer, the Group has already announced a series of measures to improve the resolvability of the Group:

•	We plan to establish a new banking subsidiary of UBS in Switzerland and have filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include our Retail & Corporate business division and the Swiss-booked business within our Wealth Management business division. We continue to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility and scope.

•	In the United Kingdom, and in consultation with the U.K. and Swiss regulators, we have implemented the first stages of a revised business and operating model for UBS Limited in the second quarter of 2014. This will result in UBS Limited bearing and retaining a greater degree of the risk and reward of its business activities. We have increased the capitalisation of UBS Limited accordingly.

•	In the United States, we will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by July 1, 2016. As a result, we will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

These structural changes have been discussed with the FINMA and other regulatory authorities. The dialogue with regulators will continue and the changes remain subject to some uncertainties that may affect their feasibility, scope or timing. We may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which we operate, including to improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer requirement as applied to us) and to respond to regulatory required changes in legal structure. Movement of businesses to a new subsidiary (“subsidiarization”) will require significant time and resources to implement. Subsidiarization in Switzerland and elsewhere may create operational, capital, funding and tax inefficiencies and increase the Group’s and counterparties’ credit risk. Refer to “Regulatory and legislative changes outside Switzerland” for a description of other regulatory and legislative developments that may affect these decisions and further discussion of these risks.

In September 2013, the Swiss National Council approved two motions for the mandatory structural reform of banks in Switzerland that would, if also adopted by the Council of States, result in the submission to Parliament of a law requiring the separation of certain investment banking activities from systemically relevant activities, such as retail and commercial banking. No date has been set for the debate. It is unclear whether, when and in what form such a law will be adopted.

Market regulation: The Swiss government is working on fundamentally reviewing the rules on market infrastructure and on the relationship between us and our clients. These laws may, if enacted, have a material impact on the market infrastructure that we use, available platforms, collateral management and the way we interact with clients. In addition, these initiatives may cause us to incur material implementation costs.

Regulatory and legislative changes outside Switzerland

Regulatory and legislative changes in other locations in which we operate may subject us to a wide range of new restrictions both in individual jurisdictions and, in some cases, globally.

Banking structure and activity limitations: Some of these regulatory and legislative changes may subject us to requirements to move activities from UBS branches into subsidiaries. Such “subsidiarization” can create operational, capital and tax inefficiencies, increase our aggregate credit exposure to counterparties as they transact with multiple UBS AG affiliates, expose our businesses to higher local capital requirements, and potentially give rise to client and counterparty concerns about the credit quality of individual subsidiaries. Such changes could also negatively impact our funding model and severely limit our booking flexibility.

For example, we have significant operations in the U.K. and currently use UBS AG’s London branch as a global booking center for many types of products. We are being required by the U.K. Prudential Regulatory Authority (“PRA”) and by the FINMA to increase very substantially the capitalization of our U.K. bank subsidiary, UBS Limited, and expect to be required to change our booking practices to reduce or even eliminate our utilization of UBS AG’s London branch as a global booking center for the ongoing business of the Investment Bank. In addition, the U.K. Independent Commission on Banking has recommended structural and non-structural reforms of the banking sector, most of which have been endorsed by the U.K. government and implemented in the Financial Services (Banking Reform) Act. Key measures proposed include the ring-fencing of retail banking activities in the U.K. (which we do not expect to impact us directly), additional common equity tier 1 capital requirements of up to 3% of RWA for retail banks, and the issuance by U.K. banks of debt subject to “bail-in” provisions. Furthermore, the European Commission’s recent proposals in light of the Liikanen report issued in October 2012, which contains the recommendations of the European Commission’s High-level Expert Group on reforming the structure of the EU banking sector, also advocate a Volcker Rule-style prohibition on proprietary trading together with a separation of trading from banking activities. The applicability and implications of such changes to branches and subsidiaries of foreign banks are not yet entirely clear, but they could have a material effect on our businesses located or booked in the U.K.

In February 2014, the Federal Reserve Board issued final rules for foreign banking organizations (“FBO”) operating in the U.S. (under section 165 of Dodd-Frank) that include the following: (i) a requirement for FBO with more than USD 50 billion of U.S. non-branch assets to establish an intermediate holding company (“IHC”) to hold all U.S. subsidiary operations, (ii) risk-based capital and leverage requirements for the IHC, (iii) liquidity requirements, including a 30-day onshore liquidity requirement for the IHC, (iv) risk management requirements including the establishment of a risk committee and the appointment of a U.S. chief risk officer, (v) stress test and capital planning requirements and (vi) a debt-to-equity limit for institutions that pose “a grave threat” to U.S. financial stability. Requirements differ based on the overall size of the foreign banking organization and the amount of its U.S.-based assets. We expect that we will be subject to the most stringent requirements based on our current operations. We will have until 1 July 2016 to establish an IHC and meet many of the new requirements. We must submit an implementation plan by January 1, 2015 and the IHC will not need to comply with the U.S. leverage ratio until January 1, 2018.

U.S. regulators published final regulations implementing the Volcker Rule in December 2013 and generally extended until 2015 the time to conform to this rule and the related regulations. In general, the Volcker Rule prohibits any banking entity from engaging in proprietary trading and from owning interests in hedge funds and other private fund vehicles. The Volcker Rule also broadly limits investments and other transactional activities between a bank and funds that the bank has sponsored or with which the bank has certain other relationships. The Volcker Rule permits us and other non-U.S. banking entities to engage in certain activities that would otherwise be prohibited to the extent that they are conducted solely outside the U.S. and certain other conditions are met. One impact will be the need to establish an extensive global compliance framework designed to ensure compliance with the Volcker Rule and the terms of the available exemptions. Moreover, the Volcker Rule could have an impact on the way in which we organize and conduct certain business lines. We continue to evaluate the final rule and its impact on our activities. The Volcker Rule could have a substantial impact on market liquidity and the economics of market-making activities.

OTC derivatives regulation: In 2009, the G20 countries committed to require all standardized over-the-counter (“OTC”) derivative contracts to be traded on exchanges or trading facilities and cleared through central counterparties by the end of 2012. This commitment is being implemented through Dodd-Frank in the U.S. and corresponding legislation in the European Union, Switzerland and other jurisdictions, and will have a significant impact on our OTC derivatives business, which is conducted primarily in the Investment Bank. For example, we expect that, as a rule, the shift of OTC derivatives trading to a central clearing model will tend to reduce profit margins in these products, although some market participants may be able to offset this effect with higher trading volumes in commoditized products. Although we are preparing for these thematic market changes, they are likely to reduce the revenue potential of certain lines of business for market participants generally, and we may be adversely affected.

UBS AG was registered as a swap dealer with the Commodity Futures Trading Commission (“CFTC”) in the U.S. at the end of 2012, enabling the continuation of swaps business with U.S. persons. We also expect that UBS AG will be required to register as a securities-based swap dealer with the U.S. Securities and Exchange Commission (“SEC”). Regulations issued by the CFTC impose substantial new requirements on registered swap dealers for clearing, trade execution, transaction reporting, recordkeeping, risk management and business conduct. Certain of the CFTC’s regulations, including those relating to swap data reporting, recordkeeping, compliance and supervision, are expected to apply to UBS AG globally. In July 2013, the CFTC approved final cross-border guidance that defines the extraterritorial application of its swaps regulations. This guidance may allow non-U.S. swap dealers, such as UBS AG, to operate on the basis of “substituted compliance”, under which they may comply with home country requirements instead of the corresponding CFTC requirements if the CFTC determines the home country requirements to be “comprehensive and comparable.” In December 2013, the CFTC issued comparability determinations for Switzerland (as well as the home countries of certain other non-U.S. swap dealers) that will allow us to comply with relevant Swiss regulations instead of CFTC requirements for many, but not all, of the CFTC regulations for which substituted compliance is available. While the CFTC deferred a comparability determination on swap data reporting requirements as we continue to review the issue, it granted reporting no-action relief that allows UBS (and other non-U.S. swap dealers) to delay reporting transactions with non-U.S. persons for several months. The CFTC’s regulations will apply to swaps between non-U.S. persons and non-U.S. swap dealers when U.S. personnel are involved, but in January 2014, the CFTC delayed the applicability of U.S. regulations in this context until September 15, 2014, giving additional time for foreign swap dealers to comply with U.S. requirements relating to transactions with non-U.S. persons conducted from the U.S. Application of these requirements to our swaps business with non-U.S. persons continues to present a substantial implementation burden, will likely duplicate or conflict with legal requirements applicable to us outside the U.S. and may place us at a competitive disadvantage to firms that are not CFTC-registered swap dealers.

Regulation of cross-border provision of financial services: In many instances we provide services on a cross-border basis and are therefore sensitive to barriers restricting market access for third-country firms. In particular, efforts in the European Union (“EU”) to harmonize the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these jurisdictions from Switzerland. In addition, a number of jurisdictions are increasingly regulating cross-border activities on the basis of some notion of comity (e.g. substituted compliance, equivalence determination). While the issuance of such determinations in particular jurisdictions may ensure market access for us to those jurisdictions, a negative determination in other jurisdictions may negatively influence our ability to act as a global firm. In addition, as jurisdictions tend to apply such determinations on a jurisdictional level rather than on an entity level, we will generally need to rely on jurisdictions’ willingness to collaborate.

Resolution and recovery; bail-in

We are currently required to produce recovery and resolution plans in the U.S., the U.K., Switzerland and Germany and are likely to face similar requirements for our operations in other jurisdictions, including our operations in the EU as a whole, as part of the proposed EU Bank Recovery and Resolution Directive. Resolution plans may increase the pressure on us to make structural changes, such as the creation of separate legal entities, if the resolution plan in any jurisdiction identifies impediments that are not acceptable to the relevant regulators. Such structural changes may negatively impact our ability to benefit from synergies between business units, and if they include the creation of separate legal entities, may have the other negative consequences mentioned above with respect to subsidiarization more generally.

In addition, a number of jurisdictions, including Switzerland, the U.S., the U.K. and the EU, have implemented or are considering implementing changes that would allow resolution authorities to write down or convert into equity unsecured debt to effectuate a so-called “bail-in.” Some jurisdictions are also considering adopting requirements that regulated firms maintain specified amounts of unsecured debt that could increase loss-absorbing capacity. The scope of bail-in authority and the legal mechanisms that would be utilized for the purpose are subject to a great deal of development and interpretation. Depending upon the outcome, bail-in authority may have a significant effect on our funding costs.

Possible consequences of regulatory and legislative developments

The planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which we have operations may have a material adverse effect our ability to execute our strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on our ability to compete with other financial institutions. The developments are likely to be costly to implement and could also have a negative impact on our legal structure or business model, potentially generating capital inefficiencies and resulting in an impact on our profitability. Finally, the uncertainty related to or the implementation of legislative and regulatory changes may have a negative impact on our relationships with clients and our success in attracting client business.

Our capital strength is important in supporting our strategy, client franchise and competitive position

Our capital position, as measured by the fully applied common equity tier 1 and total capital ratios under Basel III requirements, is determined by: (i) RWA (credit, non-counterparty related, market and operational risk positions, measured and risk-weighted according to regulatory criteria); and (ii) eligible capital. Both RWA and eligible capital may fluctuate based on a number of factors. RWA are driven by our business activities and by changes in the risk profile of our exposures, as well as regulatory requirements. For instance, substantial market volatility, a widening of credit spreads (the major driver of our value-at-risk), adverse currency movements, increased counterparty risk, a deterioration in the economic environment, or increased operational risk could result in a rise in RWA. Eligible capital would be reduced if we experience net losses or losses through other comprehensive income, as determined for the purpose of the regulatory capital calculation, which may also render it more difficult or more costly for us to raise new capital. In addition, eligible capital can be reduced for a number of other reasons, including certain reductions in the ratings of securitization exposures, acquisitions and divestments changing the level of goodwill, adverse currency movements affecting the value of equity, prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions, and changes in the value of certain pension fund assets and liabilities recognized in other comprehensive income. Any such increase in RWA or reduction in eligible capital could materially reduce our capital ratios.

Risks captured in the operational risk component of RWA have become increasingly significant as a component of our overall RWA as a result of significant reductions in market and credit risk RWA, as we execute our strategy, and increased operational risk charges arising from operational risk events (including charges arising from litigation, regulatory and similar matters). We have agreed with the FINMA on a supplemental analysis that will be used to calculate an incremental operational risk capital charge to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental RWA calculated based on this supplemental analysis as of December 31, 2013 was CHF 22.5 billion. Future developments in and the ultimate elimination of the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters. There can be no assurance that we will be successful in addressing these matters and reducing or eliminating the incremental operational risk component of RWA.

The required levels and calculation of our regulatory capital and the calculation of our RWA are also subject to changes in regulatory requirements or their interpretation, as well as the exercise of regulatory discretion. Changes in the calculation of RWA under Basel III and Swiss requirements (such as the revised treatment of certain securitization exposures under the Basel III framework) have significantly increased the level of our RWA and, therefore, have adversely affected our capital ratios. We have achieved substantial reductions in RWA, in part to mitigate the effects of increased capital requirements. However, there is a risk that we will not be successful in pursuing our plans to further reduce RWA, either because we are unable to carry out fully the actions we have planned or because other business or regulatory developments or actions to some degree counteract the benefit of our actions.

In addition to the risk-based capital requirements, we are subject to a minimum leverage ratio requirement for Swiss systemically relevant banks. The leverage ratio operates separately from the risk-based capital requirements, and, accordingly, under certain circumstances could constrain our business activities even if we are able to satisfy other risk-based capital requirements. We have achieved substantial reductions in our balance sheet size and anticipate further reductions as we wind down our Non-core and Legacy

Portfolio positions. These reductions would improve our leverage ratio and contribute to our ability to comply with the more stringent leverage ratio requirements scheduled to become effective in future years. There can be no assurance that these plans will be executed successfully. There is also a risk that the minimum leverage ratio requirement will be increased significantly beyond the levels currently scheduled to come into effect, making it more difficult for us to satisfy the requirements without adversely affecting certain of our businesses.

Changes in the Swiss requirements for risk-based capital or leverage ratios, whether pertaining to the minimum levels required for large Swiss banks or to the calculation thereof, could have a material adverse effect on our business and could affect our competitive position internationally compared with institutions that are regulated under different regimes.

We may not be successful in completing our announced strategic plans or in implementing changes in our businesses to meet changing market, regulatory and other conditions

In October 2012, we announced a significant acceleration in the implementation of our strategy. The strategy includes transforming our Investment Bank to focus it on its traditional strengths, very significantly reducing Basel III RWA and further strengthening our capital position, and significantly reducing costs and improving efficiency across the Group. We have made significant progress in implementing the strategy and as of the end of 2013 are ahead of the majority of our performance targets. On May 6, 2014, we provided an update on the execution of our strategy and updated several of our annual performance targets. There continues to be a risk that we will not be successful in completing the execution of our plans, or that our plans may be delayed or that the effects of our plans may differ from those intended.

Although we have substantially reduced the RWA and balance sheet usage associated with our Non-core and Legacy Portfolio positions, there can be no assurance we will be able to exit them as quickly as our plans suggest or that we will not incur significant losses in doing so. The continued illiquidity and complexity of many of the legacy risk positions in particular could make it difficult to sell or otherwise exit these positions and reduce the RWA and the balance sheet usage associated with these exposures. At the same time, our strategy rests heavily on our ability to reduce those RWA and balance sheet usage in order to meet our future capital targets and requirements without incurring unacceptable losses.

As part of our strategy, we have underway a program to achieve significant incremental cost reductions. The success of our strategy and our ability to reach certain of the targets we have announced depends heavily on the effectiveness of the cost reduction and efficiency measures we are able to carry out. As is often the case with major cost reduction and efficiency programs, our plans involve significant risks. Included among these are the risks that restructuring costs may be higher and may be recognized sooner than we have projected and that we may not be able to identify feasible cost reduction opportunities at the level of our objective that are also consistent with our business goals. In addition, when we implement our cost reduction and efficiency programs we may experience unintended consequences such as the loss or degradation of capabilities that we need in order to maintain our competitive position and achieve our targeted returns.

We are exposed to possible outflows of client assets in our asset-gathering businesses and to changes affecting the profitability of our Wealth Management business division, and we may not be successful in implementing the business changes needed to address them. We experienced substantial net outflows of client assets in our wealth management and asset management businesses in 2008 and 2009. The net outflows resulted from a number of different factors, including our substantial losses, the damage to our reputation, the loss of client advisers, difficulty in recruiting qualified client advisors and tax, legal and regulatory developments concerning our cross-border private banking business.

Many of these factors have been successfully addressed. Our Wealth Management and Wealth Management Americas business divisions recorded substantial net new money inflows in 2013. Long-term changes affecting the cross-border private banking business model will, however, continue to affect client flows in the Wealth Management business division for an extended period of time. One of the important drivers behind the longer-term reduction in the amount of cross-border private banking assets, particularly in Europe but increasingly also in other regions, is the heightened focus of fiscal authorities on cross-border investments. Changes in local tax laws or regulations and their enforcement may affect the ability or the willingness of our clients to do business with us or the viability of our strategies and business model. In 2012 and 2013, we experienced net withdrawals in our Swiss booking center from clients domiciled elsewhere in Europe, in many cases related to the negotiation of tax treaties between Switzerland and other countries, including the treaty with Germany that was ultimately not ratified by Germany.

The net new money inflows in recent years in our Wealth Management business division have come predominantly from clients in Asia Pacific and in the ultra-high net worth segment globally. Over time, inflows from these lower-margin segments and markets have been replacing outflows from higher-margin segments and markets, in particular cross-border European clients. This dynamic, combined with changes in client product preferences as a result of which low-margin products account for a larger share of our revenues than in the past, put downward pressure on our return on invested assets and adversely affect the profitability of our Wealth Management business division. We have implemented changes in our product offerings and service improvements, and will continue our efforts to adjust to client trends and market dynamics as necessary, in an effort to overcome the effects of these changes in the business mix on our profitability, but there can be no assurance that we will be able to counteract those effects. In addition, we have made changes to our business offerings and pricing practices in line with the Swiss Supreme Court case concerning “retrocessions” (fees paid to a bank for distributing third-party and intra-group investment funds and structured products) and other industry developments. These changes may adversely affect our margins on these products and the current offering may be less attractive to clients than the products it replaces. There can be no assurance that we will be successful in our efforts to offset the adverse impact of these trends and developments.

Global Asset Management experienced net outflows of client assets in 2012 and 2013. Further net outflows of client assets could adversely affect the results of this business division.

Material legal and regulatory risks arise in the conduct of the Group’s business

The nature of our business subjects us to significant regulatory oversight and liability risk. As a global financial services firm operating in more than 50 countries, we are subject to many different legal, tax and regulatory regimes. We are involved in a variety of claims, disputes, legal proceedings and government investigations in jurisdictions where we are active. These proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on our businesses. The outcome of most of these matters, and their potential effect on our future business or financial results, is extremely difficult to predict.

In December 2012, we announced settlements totaling approximately CHF 1.4 billion in fines by and disgorgements to U.S., U.K. and Swiss authorities to resolve investigations by those authorities relating to LIBOR and other benchmark interest rates. We entered into a non-prosecution agreement with the U.S. Department of Justice (“DOJ”) and UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates. The settlements do not resolve investigations by other authorities or civil claims that have been or may in the future be asserted by private and governmental claimants with respect to submissions for LIBOR or other benchmark interest rates. The extent of our financial exposure to these remaining matters is extremely difficult to estimate and could be material.

UBS settlements with governmental authorities in connection with LIBOR and benchmark interest rates starkly illustrate the much-increased level of financial and reputational risk now associated with regulatory matters in major jurisdictions. Very large fines and disgorgement amounts were assessed against UBS, and the guilty plea of a UBS subsidiary was required, in spite of our full cooperation with the authorities in the investigations relating to LIBOR and other benchmark interest rates, and in spite of our receipt of conditional leniency or conditional immunity from antitrust authorities in a number of jurisdictions, including the U.S. and Switzerland. We understand that, in determining the consequences to us, the authorities considered the fact that we have in the recent past been determined to have engaged in serious misconduct in several other matters. The heightened risk level was further illustrated by the European Commission (“EC”) announcement in December 2013 of fines against other financial institutions related to its Yen Interest Rate Derivatives (“YIRD”) investigation. The EC stated that UBS would have been subject to fines of approximately EUR 2.5 billion had UBS not received full immunity for disclosing to the EC the existence of infringements relating to YIRD. Recent resolution of enforcement matters involving other financial institutions further illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the U.S., and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In recent months, Credit Suisse AG (CS) and BNP Paribas (BNPP) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlement with other U.S. agencies, including the Board of Governors of the Federal Reserve System and the New York Department of Financial Services (DFS). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their business and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely U.S. dollar clearing for specified BNPP business units. In addition, the DOJ recently announced a USD 7 billion settlement with Citigroup, including a USD 4 billion civil penalty, to resolve federal and state claims relating to Citigroup’s conduct in packaging, marketing, issuing and selling residential mortgage-backed securities. Under the settlement, Citigroup is also required to provide relief to consumers who were harmed by its conduct.

UBS continues to be subject to a large number of claims, disputes, legal proceedings and government investigations, including the matters described in the notes to the financial statements included herein. and expects that its ongoing business activities will continue to give rise to such matters in the future. The extent of UBS’s financial exposure to these and other matters is material and could substantially exceed the level of provisions that UBS has established for litigation, regulatory and similar matters. UBS is not able to predict the financial and other terms on which some of these matters may be resolved. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement UBS entered into with the DOJ in connection with LIBOR ( the “NPA”) may be terminated by the DOJ if the Group commits any US crime or otherwise fails to comply with the NPA and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS.

Under the NPA we entered into in connection with the LIBOR matter, we have agreed, among other things, that, for two years from December 18, 2012, we will not commit any U.S. crime, and we will advise the DOJ of all potentially criminal conduct by us or any of our employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. We are also obligated to continue to cooperate fully with the DOJ. Failure to comply with these obligations could result in termination of the non-prosecution agreement and potential criminal prosecution in relation to the matters covered by the non-prosecution agreement. As a result of this history and our ongoing obligations under the non-prosecution agreement, our level of risk with respect to regulatory enforcement may be greater than that of some of our peer institutions.

Considering our overall exposures and the current regulatory and political climate affecting financial institutions, we expect charges associated with legal, regulatory and similar matters to remain at elevated levels through 2014.

Ever since our losses in 2007 and 2008, we have been subject to a very high level of regulatory scrutiny and to certain regulatory measures that constrain our strategic flexibility. While we believe that we have remediated the deficiencies that led to the material losses during the 2007–2009 financial crisis, the unauthorized trading incident announced in September 2011 and the LIBOR-related settlements of 2012, the effects of these matters on our reputation and relationships with regulatory authorities have proven to be more difficult to overcome. For example, following the unauthorized trading incident, the FINMA informed us that we would not be permitted to undertake acquisitions in our Investment Bank unit (unless the FINMA granted an exception), and that material new business initiatives in that unit would be subject to the FINMA oversight. We are determined to address the issues that have arisen in the above and other matters in a thorough and constructive manner. We are in active dialogue with our regulators concerning the actions that we are taking to improve our operational risk management and control framework, but there can be no assurance that our efforts will have the effects desired. Although the special restrictions mentioned above have recently been withdrawn by the FINMA, this example illustrates that difficulties associated with our relationships with regulatory authorities have the potential to adversely affect the execution of our business strategy.

Operational risks may affect our business

All of our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which we are subject and to prevent, or promptly detect and stop, unauthorized, fictitious or fraudulent transactions. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from process error, failed execution, unauthorized trading, fraud, system failures, cyber-attacks, breaches of information security and failure of security and physical protection, are appropriately controlled.

For example, cyber-crime is a fast growing threat to large organizations that rely on technology to support their business, like us. Cyber-crime can range from internet-based attacks that interfere with the organizations’ internet websites, to more sophisticated crimes that target the organizations, as well as their clients, and seek to gain unauthorized access to technology systems in efforts to disrupt business, steal money or obtain sensitive information.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been fighting money laundering and terrorist financing. Regulations applicable to us and our subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences, both in legal terms and in terms of our reputation.

Although we are continuously adapting our capability to detect and respond to the risks described above, if our internal controls fail or prove ineffective in identifying and remedying them, we could suffer operational failures that might result in material losses, such as the loss from the unauthorized trading incident announced in September 2011.

Participation in high-volume and high-frequency trading activities, even in the execution of client-driven business, can also expose us to operational risks. Our loss in 2012 relating to the Facebook initial public offering illustrates the exposure participants in these activities have to unexpected results arising not only from their own systems and processes but also from the behavior of exchanges, clearing systems and other third parties and from the performance of third-party systems.

Certain types of operational control weaknesses and failures could also adversely affect our ability to prepare and publish accurate and timely financial reports. We identified control deficiencies following the unauthorized trading incident announced in September 2011, and management determined that we had a material weakness in our internal control over financial reporting as of the end of 2010 and 2011, although this has not affected the reliability of our financial statements for either year.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption due to natural disasters, pandemics, civil unrest, war or terrorism and involve electrical, communications, transportation or other services used by us or third parties with whom we conduct business.

Our reputation is critical to the success of our business

Our reputation is critical to the success of our strategic plans. Damage to our reputation can have fundamental negative effects on our business and prospects. Reputational damage is difficult to reverse, and improvements tend to be slow and difficult to measure. This was demonstrated in recent years, as our very large losses during the financial crisis, the U.S. cross-border matter (relating to the governmental inquiries and investigations relating to our cross-border private banking services to U.S. private clients during the years 2000–2007 and the settlements entered into with U.S. authorities in respect to this matter) and other events seriously damaged our reputation. Reputational damage was an important factor in our loss of clients and client assets across our asset-gathering businesses, and contributed to our loss of and difficulty in attracting staff, in 2008 and 2009. These developments had short-term and also more lasting adverse effects on our financial performance, and we recognized that restoring our reputation would be essential to maintaining our relationships with clients, investors, regulators and the general public, as well as with our employees. More recently, the unauthorized trading incident announced in September 2011 and our involvement in the LIBOR matter also adversely affected our reputation. Any further reputational damage could have a material adverse effect on our operational results and financial condition and on our ability to achieve our strategic goals and financial targets.

Performance in the financial services industry is affected by market conditions and the macroeconomic climate

The financial services industry prospers in conditions of economic growth; stable geopolitical conditions; transparent, liquid and buoyant capital markets and positive investor sentiment. An economic downturn, continued low interest rates or weak or stagnant economic growth in our core markets, or a severe financial crisis can negatively affect our revenues and ultimately our capital base.

A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impacts well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruptions in emerging markets as well as developed markets that are susceptible to macroeconomic and political developments, or as a result of the failure of a major market participant. We have material exposures to a number of these markets, both as a wealth manager and as an investment bank. Moreover, our strategic plans depend more heavily upon our ability to generate growth and revenue in emerging markets, causing us to be more exposed to the risks associated with them. The continued absence of sustained and credible improvements to unresolved issues in Europe, continued U.S. fiscal and monetary policy issues, emerging markets fragility and the mixed outlook for global growth demonstrate that macroeconomic and political developments can have unpredictable and destabilizing effects. Adverse developments of these kinds have affected our businesses in a number of ways, and may continue to have further adverse effects on our businesses as follows:

•	a general reduction in business activity and market volumes, as we have recently experienced, affects fees, commissions and margins; local or regional economic factors, such as the ongoing European sovereign debt concerns, could also have an effect on us;

•	a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset- and performance-based fees;

•	the ongoing low interest rate environment will further erode interest margins in several of our businesses;

•	reduced market liquidity or volatility limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;

•	deteriorating market conditions could cause a decline in the value of assets we own and account for as investments or trading positions;

•	worsening economic conditions and adverse market developments could lead to impairments and defaults on credit exposures and on trading and investment positions, and losses may be exacerbated by declines in the value of collateral we hold; and

•	if individual countries impose restrictions on cross-border payments or other exchange or capital controls, or change their currency (for example, if one or more countries should leave the euro), we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in – or prevented from – managing our risks.

Because we have very substantial exposures to other major financial institutions, the failure of one or more of such institutions could have a material effect on us.

The developments mentioned above have in the past affected and could materially affect the performance of our business units and of UBS as a whole, and ultimately our financial condition. As discussed below, there is also a somewhat related risk that the carrying value of goodwill of a business unit might suffer impairments and deferred tax assets levels may need to be adjusted.

We hold legacy and other risk positions that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate

We, like other financial market participants, were severely affected by the financial crisis that began in 2007. The deterioration of financial markets since the beginning of the crisis was extremely severe by historical standards, and we recorded substantial losses on fixed income trading positions, particularly in 2008 and 2009. Although we have very significantly reduced our risk exposures starting in 2008, and more recently as we progress our strategy and focus on complying with Basel III capital standards, we continue to hold substantial legacy risk positions, primarily in our Non-core and Legacy Portfolio. In many cases these risk positions remain illiquid, and we continue to be exposed to the risk that the remaining positions may again deteriorate in value. In the fourth quarter of 2008 and the first quarter of 2009, certain of these positions were reclassified for accounting purposes from fair value to amortized cost; these assets are subject to possible impairment due to changes in market interest rates and other factors.

Moreover, we hold positions related to real estate in various countries, and could suffer losses on these positions. These positions include a very substantial Swiss mortgage portfolio. Although management believes that this portfolio has been very prudently managed, we could nevertheless be exposed to losses if the concerns expressed by the Swiss National Bank and others about unsustainable price escalation in the Swiss real estate market come to fruition. Other macroeconomic developments, such as the implications on export markets of any return of crisis conditions within the eurozone and the potential implications of the recent decision in Switzerland to reinstate immigration quotas for EU/EEA countries, could also adversely affect the Swiss economy, our business in Switzerland in general and, in particular, our Swiss mortgage and corporate loan portfolios.

In addition, we are exposed to risk in our prime brokerage, reverse repo and Lombard lending activities, as the value or liquidity of the assets against which we provide financing may decline rapidly.

Our global presence subjects us to risk from currency fluctuations

We prepare our consolidated financial statements in Swiss francs. However, a substantial portion of our assets, liabilities, invested assets, revenues and expenses are denominated in other currencies, particularly the U.S. dollar, the euro and the British pound. Accordingly, changes in foreign exchange rates, particularly between the Swiss franc and the U.S. dollar (U.S. dollar revenues account for the largest portion of our non-Swiss franc revenues) have an effect on our reported income and expenses, and on other reported figures such as other comprehensive income, invested assets, balance sheet assets, RWA and tier 1 capital. For example, in 2011 the strengthening of the Swiss franc, especially against the U.S. dollar and euro, had an adverse effect on our revenues and invested assets. Because exchange rates are subject to constant change, sometimes for completely unpredictable reasons, our results are subject to risks associated with changes in the relative values of currencies.

We are dependent upon our risk management and control processes to avoid or limit potential losses in our counterparty credit and trading businesses

Controlled risk-taking is a major part of the business of a financial services firm. Credit risk is an integral part of many of our retail, corporate, wealth management and Investment Bank activities, and our non-core activities transferred to Corporate Center – Non-core and Legacy Portfolio, including lending, underwriting and derivatives activities. Changes in interest rates, credit spreads, securities’ prices, market volatility and liquidity, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable, but to be successful over time, we must balance the risks we take against the returns we generate. We must, therefore, diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (stressed) conditions, when concentrations of exposures can lead to severe losses.

As seen during the financial crisis of 2007–2009, we are not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Value-at-risk, a statistical measure for market risk, is derived from historical market data, and thus by definition could not have anticipated the losses suffered in the stressed conditions of the financial crisis. Moreover, stress loss and concentration controls and the dimensions in which we aggregate risk to identify potentially highly correlated exposures proved to be inadequate. Notwithstanding the steps we have taken to strengthen our risk management and control framework, we could suffer further losses in the future if, for example:

•	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;

•	our assessment of the risks identified or our response to negative trends proves to be untimely, inadequate, insufficient or incorrect;

•	markets move in ways that we do not expect – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resultant environment is, therefore, affected;

•	third parties to whom we have credit exposure or whose securities we hold for our own account are severely affected by events not anticipated by our models, and accordingly we suffer defaults and impairments beyond the level implied by our risk assessment; or

•	collateral or other security provided by our counterparties proves inadequate to cover their obligations at the time of their default.

We also manage risk on behalf of our clients in our asset and wealth management businesses. The performance of assets we hold for our clients in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer reduced fee income and a decline in assets under management, or withdrawal of mandates.

If we decide to support a fund or another investment that we sponsors in our asset or wealth management businesses, we might, depending on the facts and circumstances, incur charges that could increase to material levels.

Investment positions, such as equity holdings made as a part of strategic initiatives and seed investments made at the inception of funds that we manage, may also be affected by market risk factors. These investments are often not liquid and generally are intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions would have a negative impact on our earnings.

Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source

If available, fair values of a financial instrument or non-financial asset or liability are determined using quoted prices in active markets for identical assets or liabilities. Where the market is not active, fair value is established using a valuation technique, including pricing models. Where available, valuation techniques use market observable assumptions and inputs. If such information is not available, inputs may be derived by reference to similar instruments in active markets, from recent prices for comparable transactions or from other observable market data. If market observable data is not available, we select non-market observable inputs to be used in our valuation techniques. We also use internally developed models. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process, and failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on our financial results. Moreover, evolving market practice may result in changes to valuation techniques that have a material impact on financial results. Changes in model inputs or calibration, changes in the valuation methodology incorporated in models, or failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on our financial results.

Liquidity and funding management are critical to our ongoing performance

The viability of our business depends upon the availability of funding sources, and our success depends upon our ability to obtain funding at times, in amounts, for tenors and at rates that enable us to efficiently support our asset base in all market conditions. A substantial part of our liquidity and funding requirements is met using short-term unsecured funding sources, including retail and wholesale deposits and the regular issuance of money market securities. The volume of our funding sources has generally been stable, but could change in the future due to, among other things, general market disruptions or widening credit spreads, which could also influence the cost of funding. A change in the availability of short-term funding could occur quickly.

Reductions in our credit ratings can increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and can affect the availability of certain kinds of funding. In addition, as we experienced in connection with Moody’s downgrading of our long-term rating in June 2012, rating downgrades can require us to post additional collateral or make additional cash payments under master trading agreements relating to our derivatives businesses. Our credit ratings, together with our capital strength and reputation, also contribute to maintaining client and counterparty confidence and it is possible that rating changes could influence the performance of some of our businesses.

More stringent Basel III capital and liquidity requirements will likely lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs. The addition of loss-absorbing debt as a component of capital requirements and potential future requirements to maintain senior unsecured debt that could be written down in an insolvency or other resolution of UBS, or a subsidiary, may increase our funding costs or limit the availability of funding of the types required.

We might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to us in their size and breadth. Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition to increase. Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies, adequately developing or updating our technology, particularly in trading businesses, or are unable to attract or retain the qualified people needed to carry them out.

The amount and structure of our employee compensation are affected not only by our business results but also by competitive factors and regulatory considerations. Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees, and may in turn negatively affect our business performance. We have made changes to the terms of compensation awards to reflect the demands of various stakeholders, including regulatory authorities and shareholders. These terms include the introduction of a deferred contingent capital plan with many of the features of the loss-absorbing capital that we have issued in the market but with a higher capital ratio write-down trigger, increased average deferral periods for stock awards, and expanded forfeiture provisions for certain awards linked to business performance. These changes, while intended to better align the interests of our staff with those of other stakeholders, increase the risk that key employees will be attracted by competitors and decide to leave us, and that we may be less successful than our competitors in attracting qualified employees. The loss of key staff and inability to attract qualified replacements, depending upon which and how many roles are affected, could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment.

In a referendum in March 2013, the Swiss cantons and voters accepted an initiative to give shareholders of Swiss listed companies more influence over board and management compensation (the “Minder Initiative”). In November 2013, the Swiss Federal Council issued the final transitional ordinance implementing the constitutional amendments resulting from this initiative, which came into force on January 1, 2014. The ordinance requires public companies to specify in their articles of association (“AoA”) a mechanism to permit a “say-on-pay” vote, setting out three requirements: (i) the vote on compensation must be held annually, (ii) the vote on compensation must be binding rather than advisory and (iii) the vote on compensation must be held separately for the board of directors and members of the executive board. In addition, shareholders will need to determine the details of the “say-on-pay” vote in the AoA, in particular the nature of the vote, timing aspects and the consequences of a “no” vote. Each company affected by the Minder Initiative must undertake a first binding vote on management compensation and remuneration of the board of directors at its 2015 annual general meeting.

The EU has adopted legislation that caps the amount of variable compensation in proportion to the amount of fixed compensation for employees of a bank active within the EU. This legislation will apply to employees of UBS in the EU. These and other similar initiatives may require us to make further changes to our compensation structure and may increase the risks described above.

Our financial results may be negatively affected by changes to accounting standards

We report our results and financial position in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when these are finalized by the IASB, we determine the potential impact and disclose significant future changes in our financial statements. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill

The goodwill we have recognized on the respective balance sheets of our operating segments is tested for impairment at least annually. Our impairment test in respect of the assets recognized as of December 31, 2013 indicated that the value of our goodwill is not impaired. The impairment test is based on assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of each segment and on estimates of the carrying amounts of the segments to which the goodwill relates. If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. In the third quarter of 2012, for example, the recognition by the Investment Bank of a full impairment of goodwill and of an impairment of other non-financial assets resulted in a charge of almost CHF 3.1 billion against our operating profit before tax.

The effect of taxes on our financial results is significantly influenced by reassessments of our deferred tax assets

The deferred tax assets that we have recognized on our balance sheet as of December 31, 2013 in respect of prior years’ tax losses reflect the probable recoverable level based on future taxable profit as informed by our business plans. If the business plan earnings and assumptions in future periods substantially deviate from current forecasts, the amount of recognized deferred tax assets may need to be adjusted in the future. These adjustments may include write-downs of deferred tax assets through the income statement.

Our effective tax rate is highly sensitive both to our performance and to the accuracy of new business plan forecasts. Our results in recent periods have demonstrated that changes in the recognition of deferred tax assets can have a very significant effect on our reported results. If our performance is expected to improve, particularly in the U.S., U.K. or Switzerland, we could potentially recognize additional deferred tax assets as a result of that assessment. The effect of doing so would be to significantly reduce our effective tax rate in years in which additional deferred tax assets are recognized. Conversely, if our performance in those countries is expected to produce diminished taxable profit in future years, we may be required to write down all or a portion of the currently recognized deferred tax assets through the income statement. This would have the effect of increasing our effective tax rate in the year in which any write-downs are taken.

In 2014, notwithstanding the effects of any potential reassessment of the level of deferred tax assets, we expect our effective tax rate to be in the range of 20% to 25%. Consistent with past practice, we expect to revalue our overall level of deferred tax assets in the second half of 2014 based on a reassessment of future profitability taking into account updated business plan forecasts. The full year effective tax rate could change significantly on the basis of this reassessment. It could also change if aggregate tax expenses for locations other than Switzerland, the U.S. and U.K. differ from what is expected. Our effective tax rate is also sensitive to any future reductions in statutory tax rates, particularly in the U.S. and Switzerland. Reductions in the statutory tax rate would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value. This in turn would cause a write-down of the associated deferred tax assets.

In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax authorities interpret tax laws could cause the amount of taxes ultimately paid by us to materially differ from the amount accrued.

This is a potential risk particularly as we consider reorganizations of our legal entity structures in the U.S., U.K. and Switzerland in response to regulatory changes. The tax authorities in these countries may prevent the transfer of tax losses incurred in one legal entity to newly organized or reorganized subsidiaries or affiliates that are expected to carry on businesses formerly conducted by the transferor. Were this to occur in situations where there were also limited planning opportunities to utilize the tax losses in the originating entity, the deferred tax assets associated with such tax losses could be written down through the income statement.

In 2011, the U.K. government introduced a balance sheet based levy payable by banks operating or resident in the U.K. A net charge of CHF 124 million was recognized in operating expenses (within operating profit before tax) in 2013. Our bank levy expense for future years will depend on both the rate of the levy and our taxable U.K. liabilities at each year-end; changes to either factor could increase the cost. This expense will likely increase if, for example, we change our booking practices so as to book more liabilities into our U.K. bank subsidiary, UBS Limited. We expect that the annual bank levy charge will continue to be recognized for IFRS purposes as an expense arising in the final quarter of each financial year, rather than being accrued throughout the year, as it is charged by reference to the year-end balance sheet position.

Risks relating to the Exchange Offer

We may fail to realize the anticipated benefits of the exchange offer.

We propose the exchange offer because we believe that it will, along with other measures already announced, substantially improve the resolvability of the Group in response to evolving regulatory requirements. These measures may also qualify the Group for a rebate on the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. We may, however, encounter substantial difficulties in achieving these anticipated benefits or these anticipated benefits may not materialize. For example, the relevant regulators may find the measures we are undertaking or their implementation to be ineffective or insufficient (especially in the context of market turbulence or in distressed situations), or they may not grant potential relief to the full extent hoped for. We may also be required to adopt further measures to meet existing or new regulatory requirements. See also “—If UBS Group fails to acquire full ownership of UBS on a timely basis, we may be unable to fully realize the anticipated benefits of the exchange offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.”

As UBS Group will be a holding company, its operating results, financial condition and ability to pay dividends or other distributions will be entirely dependent on funding, dividends and other distributions received from its subsidiaries, including UBS, which may be subject to restrictions.

UBS Group’s ability to pay dividends or other distributions and to pay its obligations in the future will depend on the level of funding, dividends and other distributions, if any, received from its operating subsidiaries, including UBS and its subsidiaries and any new subsidiaries established by UBS Group in the future. The ability of UBS Group’s operating companies to make loans or distributions (directly or indirectly) to UBS Group may be restricted as a result of several factors, including restrictions in financing agreements and the requirements of applicable law and regulatory and fiscal or other restrictions. In particular, if the exchange offer is successful and the holding company structure is put in place, UBS Group’s subsidiaries, including UBS and any new bank subsidiaries established by UBS Group or UBS, may be subject to laws that restrict dividend payments, authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to UBS Group, or limit or prohibit transactions with affiliates. Restrictions and regulatory action of this kind could impede access to funds that UBS Group may need to make dividend payments.

In addition, UBS Group’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to all prior claims of the subsidiary’s creditors. As a result, it is possible that UBS Group’s credit rating could be lower than the rating of UBS, which may increase the cost of issuing debt on a stand-alone basis.

Furthermore, we expect that UBS Group may guarantee some of the payment obligations of certain of its subsidiaries, including UBS, from time to time. These guarantees may require UBS Group to provide substantial funds or assets to UBS or its other subsidiaries or their creditors or counterparties at a time when UBS Group is in need of liquidity to fund its own obligations.

If earnings and cash flow from operating subsidiaries were substantially reduced for a sufficient length of time, UBS Group may not be in a position in the longer term to make distributions to holders of UBS Group Shares in line with any future announced proposals or at all.

If UBS Group fails to acquire full ownership of UBS on a timely basis, we may be unable to fully realize the anticipated benefits of the exchange offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.

Any delay in acquiring or failure to acquire full ownership of UBS could adversely affect the anticipated benefits of the exchange offer and the liquidity and market value of the UBS Group Shares. Such a delay or failure may occur if, among other things, UBS Group reduces the minimum acceptance condition and UBS Shares representing less than 90% of the total issued UBS Shares are accepted for exchange or if, after UBS Group has acquired UBS Shares representing 90% or more, but not more than 98%, of the total issued UBS Shares, we determine that the squeeze-out merger cannot be implemented or is not advisable for any reason, including, among other things, disruption to the business, the negative impact on regulatory consents, approvals and licenses or required third-party rights. See “—A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorizations and be subject to appraisal under Swiss law.” If this happens, remaining UBS shareholders will hold a minority interest in UBS.

The existence of minority shareholders in UBS may, among other things, make it more difficult or delay UBS Group’s ability to implement changes to the legal structure of the Group and interfere with its day-to-day business operations and its corporate governance. For example, UBS Group may not be able to effect intra-group transfers of entities without first obtaining bona fide third-party evaluations, resulting in incremental expense and delays. Additionally, transactions among UBS Group’s subsidiaries and affiliates may need to be carried out on an arm’s-length basis, which may impair the efficiency of day-to-day operations. As a matter of Swiss law, minority UBS shareholders would also have the ability to request special investigations, convene general meetings of shareholders and propose agenda items for annual general meetings of UBS. Each of these circumstances, along with other measures UBS Group may need to take to recognize the continuing legal rights of any remaining minority UBS shareholders, may result in increased costs and administrative burden.

In addition, any holders of UBS Shares who do not tender their UBS Shares in the exchange offer will have a pro rata claim upon any dividends or other distributions of UBS and would receive a proportionate share of any dividend payments or other distributions made by UBS, reducing the amount of any dividend payments or other distributions that UBS Group might make to holders of UBS Group Shares.

As long as minority UBS shareholders remain after completion of the exchange offer, there will be fewer UBS Group Shares outstanding than there were UBS Shares outstanding prior to the completion of the exchange offer. As a result, the market for and the liquidity and market value of UBS Group shares could be adversely affected.

A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorizations and be subject to appraisal under Swiss law.

If we conduct a squeeze-out merger under Swiss law, UBS will merge into a merger subsidiary of UBS Group, which will survive the transaction. Although we expect that the surviving entity will in most cases succeed to UBS’s banking licenses, permits and other authorizations, such entity may need to re-apply for or seek specific licenses, permits and authorizations, as well as third-party consents. Furthermore, although we expect this occurrence to be unlikely given that minority shareholders subject to the squeeze-out will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the exchange offer, under Swiss law, a minority shareholder subject to the squeeze-out merger could theoretically seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Each of these circumstances, if it were to happen, may generate costs, delay the implementation of the squeeze-out merger or disrupt or negatively impact our business.

The value of the UBS Group Shares may decrease.

It is likely that the price of the UBS Group Shares will fluctuate and may not always accurately reflect the underlying value of UBS Group and its subsidiaries. The value of the UBS Group Shares may decrease. The prices that investors may realize for their holdings of UBS Group Shares, when they are able to do so, may be influenced by a large number of factors, including the possibility that the market for the UBS Group Shares is less liquid than for other equity securities and that the prices of the UBS Group Shares are relatively volatile. In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have an adverse effect on the market price of the UBS Group Shares.

The UBS Group Shares may not have an active trading market, which may have an adverse impact on the value of the UBS Group Shares.

There has been no prior public market for the UBS Group Shares. UBS Group has applied to list the UBS Group Shares on the SIX Swiss Exchange and application is expected to be made to the NYSE for admission of the UBS Group Shares. However, there can be no assurance that a liquid market will develop for the UBS Group Shares, that holders of the UBS Group Shares will be able to sell their UBS Group Shares or that such holders will be able to sell their UBS Group Shares for a price that reflects their value.

The exchange offer is subject to certain conditions and if these conditions are not satisfied or waived, the exchange offer will not be completed.

The completion of the exchange offer is subject to certain conditions as described in more detail in the Registration Statement on Form F-4 to be filed by UBS Group. If the conditions are not waived (to the extent permitted under applicable law) or satisfied, the exchange offer will lapse and all tendered UBS Shares will be returned to holders. If the exchange offer lapses and the UBS Shares are returned, there will be no payment of interest or other compensatory payment made.

If you elect to tender in the Swiss offer, you will not be afforded the protections of the U.S. federal securities laws.

The exchange offer is comprised of the U.S. offer and the Swiss offer. The Swiss offer is being made pursuant to the Swiss tender offer rules and will not be subject to the requirements of the U.S. federal securities laws as they relate to the tender offer and may not be subject to the anti-fraud provisions of the U.S. federal securities laws. If you elect to tender in the Swiss offer, you will not be afforded the protections that are provided under the U.S. federal securities laws as they relate to exchange offer and may not have the benefit of the anti-fraud provisions of the U.S. federal securities laws.

Risks relating to UBS shareholders who do not tender the UBS Shares in the Exchange Offer

The market for UBS Shares will be less liquid following completion of the exchange offer, and the value of any retained UBS Shares may decline.

The market for UBS Shares will be less liquid following completion of the exchange offer, and the value of any UBS Shares retained by UBS shareholders may be lower or fluctuate more widely following completion of the exchange offer than before completion of the exchange offer. The exchange of UBS Shares for UBS Group Shares pursuant to the exchange offer will reduce the number of holders of UBS Shares as well as the number of UBS Shares that might otherwise trade publicly and, depending upon the number of UBS Shares so exchanged, will adversely affect the liquidity and market value of the remaining UBS Shares held by the public. Additionally, if fewer than 600,000 UBS Shares would remain outstanding in the United States following completion of the exchange offer, the NYSE will not resume trading in the UBS Shares even after the publication of the final interim results of the exchange offer. Holders of UBS Shares who do not tender their UBS Shares in the exchange offer may therefore be unable to trade their UBS Shares on the NYSE at any point following the expiration of the initial offer period. We may also take steps following the offer to change the corporate structure or assets of UBS and these steps could affect the liquidity and trading value of the UBS Shares. Moreover, the UBS Shares may be delisted following completion of the exchange offer, and we expect that as of the first day of trading of the UBS Group Shares on the SIX Swiss Exchange, the UBS Shares will no longer be included in the Swiss Market Index (“SMI”) and may no longer be part of the Swiss Performance Index (the “SPI”), all of which could further depress the market price of the UBS Shares.

If the exchange offer is successful and we attain the required level of acceptance to initiate the squeeze-out, you may suffer the above adverse consequences for a time until you dispose of your UBS shares or the squeeze-out is completed, which will likely take a number of months (between four to six months for the SESTA Squeeze-Out and between two to three months for the squeeze-out merger). If the exchange offer is successful but we are not able to initiate a squeeze-out and decide not to, or are not able to, implement any post-closing transactions or restructuring measures, you may suffer the above adverse consequences for an indefinite period of time.

You may be forced to transfer your UBS Shares to UBS Group if UBS Group conducts a squeeze-out.

If, in the exchange offer or within three months thereafter, UBS Group acquires more than 98% of the total UBS Shares, we intend to effect a mandatory squeeze-out of the holders of the less than two percent remaining UBS Shares by filing a request with the competent court in Switzerland to invalidate such shares pursuant to Article 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading. Holders of the UBS Shares being invalidated in this process will receive UBS Group Shares on a one-for-one basis.

If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, we expect to conduct a forward triangular squeeze-out merger pursuant to Article 8, paragraph 2, of the Swiss Federal Act on Merger, De-Merger, Transformation and Transfer of Assets of October 3, 2003, pursuant to which UBS would merge into a merger subsidiary of UBS Group, which would survive the transaction (“MergeCo”). Under applicable Swiss law, we expect that the consideration to be received by UBS shareholders in such a squeeze-out merger will be UBS Group Shares on a share-for-share basis.

UBS Group Shares will be delivered in the squeeze-out much later than in the exchange offer.

We may restructure UBS after the completion of the exchange offer or take other steps to acquire UBS Shares.

Instead of or to facilitate the squeeze-out procedures described above, we reserve the right following the exchange offer to use any legally permitted method to acquire additional UBS Shares, or the totality of remaining UBS Shares in issue, by way of purchases or subsequent exchange or tender offers or to engage in one or more corporate restructuring transactions, such as a merger, demerger, liquidation, transfer of assets or conversion of UBS into another form or corporate entity, or to change the UBS articles of association to alter the corporate or capital structure in a manner beneficial to UBS Group and UBS Group’s shareholders. If you do not tender your UBS Shares in the exchange offer, any of these actions may negatively affect the value and liquidity of your remaining interest in UBS. Conversely, if we decide not to, or are not able to, implement any post-closing transactions or restructuring measures, minority shareholders will remain shareholders of UBS rather than UBS Group and be subject to the risks that may affect their remaining minority investment in UBS as further described herein.

The UBS Shares may be delisted following completion of the exchange offer.

After completion of the exchange offer, we intend to request that the UBS Shares be removed from listing on the SIX Swiss Exchange. We will also seek to remove the UBS Shares from listing on the NYSE and, when possible, to deregister the UBS Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the UBS Shares could continue to be traded in the over-the-counter market and price quotations could be reported, there can be no assurance that such an over-the-counter market will develop. The extent of the public market for the UBS Shares and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in UBS Shares and the possible termination of registration of UBS Shares under the Exchange Act, which would adversely affect the amount of publicly available information with respect to UBS.

UBS may change its dividend policy and its dividends may not be equivalent to the dividends paid on UBS Group Shares.

UBS may change its dividend policy following completion of the exchange offer. The holders of UBS Shares should be aware that there can be no assurance that UBS will continue to declare dividends to the shareholders at the same rate and/or frequency in the future as it has in the past, or that any dividends declared on the UBS Shares will be equivalent to dividends paid on UBS Group Shares.

UBS Shares may cease to be “margin securities.”

UBS Shares currently are “margin securities” under Regulation T issued by the U.S. Federal Reserve Board of Governors. This status has the effect, among other things, of allowing U.S. broker-dealers to extend credit on the collateral of UBS Shares for purposes of buying, carrying and trading in securities. Upon the delisting of UBS Shares from the NYSE, they might no longer constitute “margin securities.” In such event, U.S. broker-dealers may not extend loans for such purposes against such collateral. Existing margin accounts with U.S. broker-dealers in which such collateral is held may also be affected in various respects. The foregoing may be relevant to you in the event that you do not tender your UBS Shares in the exchange offer.

III. INFORMATION ON UBS GROUP AND UBS

The UBS Group Shares will not be the object of an application for listing on a regulated market within the meaning of Directive 2004/39/EC, as amended. Application has been made for admission of the UBS Group Shares to the SIX Swiss Exchange application is expected to be made to the NYSE for admission of the UBS Group Shares. The UBS Group Shares will be registered with Swiss security number: 24.476.758, international security identification number (ISIN): CH247704312 and will trade on the SIX Swiss Exchange under the symbol “UBSG” and on the NYSE under the symbol “UBS”.

Recent Developments

Legal and regulatory risk environment

Recent resolution of enforcement matters involving other financial institutions starkly illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the U.S., and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In recent months, Credit Suisse AG (“CS”) and BNP Paribas (“BNPP”) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlement with other U.S. agencies, including the Board of Governors of the Federal Reserve System and the New York Department of Financial Services (“DFS”). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their business and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely U.S. dollar clearing for specified BNPP business units. In addition, the DOJ recently announced a USD 7 billion settlement with Citigroup, including a USD 4 billion civil penalty, to resolve federal and state claims relating to Citigroup’s conduct in packaging, marketing, issuing and selling residential mortgage-backed securities. Under the settlement, Citigroup is also required to provide relief to consumers who were harmed by its conduct.

The Group is subject to a large number of claims, disputes, legal proceedings and government investigations and expects that its operations will continue to give rise to such proceedings in the future. The extent of the Group’s financial and other exposure to these and other matters could be material and could substantially exceed the level of provisions that the Group has established for litigation, regulatory and similar matters.

Plans for further structural changes

In addition to the exchange offer, the Group has already announced a series of measures to improve its resolvability:

•	The Group plans to establish a new banking subsidiary of UBS in Switzerland and has filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include the Group’s Retail & Corporate business division and the Swiss-booked business within the Wealth Management business division. The Group continues to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

•	In the United Kingdom, in response to regulatory developments and consultations with the U.K. and Swiss regulators, UBS Limited, the Group’s U.K. bank subsidiary, implemented in May 2014 a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves UBS Limited retaining and managing credit risk as well as some market and other risks, UBS Limited taking a more independent role in managing its funding and liquidity requirements and an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

•	In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by July 1, 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to its legal structure in response to regulatory requirements in Switzerland or in other countries in which it operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with the FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

IV. ORGANIZATIONAL STRUCTURE

As of the date hereof, UBS is the parent company of the Group. Neither the business divisions nor the Corporate Center are separate legal entities. Currently, they primarily operate out of UBS, through its branches worldwide. Businesses also operate through local subsidiaries where necessary or desirable.

If the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. Below is the simplified organizational structure of the Group immediately following successful completion of the exchange offer:

V. PURPOSE OF THE EXCHANGE OFFER

The purpose of the exchange offer is to establish a holding company for the Group. If the exchange offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group. The exchange offer will not involve any change to UBS’s current board of directors and senior management.

The establishment of a group holding company is intended, along with other measures the Group has already announced, to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.

Swiss “too-big-to-fail” requirements call for systemically important banks, including UBS and the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance, and to enable the recovery or resolution of the Group as a whole. The Swiss “too-big-to-fail” requirements provide for the possibility of a limited rebate on the progressive buffer capital requirement for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required, including through alterations of legal structure.

The Group has already announced a series of measures to improve the resolvability of the Group, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited in the United Kingdom and the implementation of an intermediate holding company in the United States under Dodd-Frank. The new Swiss banking subsidiary is expected to contain the systemically important functions of the Group in Switzerland and to reduce resolvability risk by eliminating the need to transfer functions to a bridge institution as part of a resolution. A group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the group and the creditors of those entities. A debt bail-in is a procedure contemplated by the Swiss bank insolvency ordinance (and other similar laws and regulations in other countries) that permits the governmental authority exercising resolution powers to cause a write-down or conversion of debt into equity of the failing institution. The debt bail-in mechanism is intended to effectively recapitalize the institution to permit an orderly wind-down, disposition or continued operation of operating entities. The Group believes that these measures will substantially improve the overall resolvability of the Group. See the section headed “Plans for UBS After the Exchange Offer” below.

As a consequence of the exchange offer and the other measures the Group has announced regarding its legal structure, the Group believes that it is substantially enhancing the resolvability of the Group in response to evolving global regulatory requirements. The Group anticipates that the exchange offer and the other measures already announced will allow the Group to qualify for a rebate on the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. The FINMA has confirmed to the Group that the measures proposed are in principle suitable to warrant the granting of a rebate, but the amount of such rebate will depend on the actual execution and implementation of these measures in Switzerland and elsewhere and therefore cannot be known at this time. Any such rebate would result in lower overall capital requirements for the Group.

The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates, as described more fully under the section headed “Plans for UBS After the Exchange Offer” below.

VI. PLANS FOR UBS AFTER THE EXCHANGE OFFER

Squeeze-out

If, in the exchange offer or within three months after expiration of the subsequent offer period, UBS Group acquires more than 98% of the total UBS Shares in issue, UBS Group intends to conduct the SESTA squeeze-out. This procedure involves the filing of a claim by UBS Group with the competent court in Switzerland, by which UBS Group will request the court to cancel the UBS Shares held by any remaining minority shareholders according to Swiss law. The court will inform the remaining UBS Shareholders of the initiation of the procedure via publication of a notice in the Swiss Commercial Gazette. Upon the conclusion of the proceedings, which UBS Group expects to take between four and six months, minority UBS Shareholders will lose their shareholder rights and will receive UBS Group Shares on a share-for-share basis.

If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct the squeeze-out merger, pursuant to which UBS would merge into MergeCo, a merger subsidiary of UBS Group, which would survive the transaction. Under Swiss law, there is no time limit by which the squeeze-out merger can be effected. If the squeeze-out merger occurs, MergeCo and UBS will enter into a written merger agreement and will jointly prepare a merger report which will explain the content of the merger. An audit report will be prepared confirming the adequacy of the consideration. Each of MergeCo and UBS will schedule extraordinary shareholders’ meetings to consider approval of the merger agreement and for a period of at least 30 days prior to such extraordinary shareholders’ meetings, shareholders will be allowed to inspect the main merger documents at the registered office of, as applicable, MergeCo or UBS and on UBS’s website at www.ubs.com/investors. At UBS’s extraordinary shareholders’ meeting, a minimum of 90% of UBS Shareholders must vote in favor of the merger in order for the merger agreement to be approved. UBS Group expects that this minimum requirement will be satisfied because, in the event the squeeze-out merger occurs, UBS Group will hold at least 90% of the total UBS Shares in issue and intends to vote to approve the merger agreement. Following approval of the merger agreement, the board of directors of each of MergeCo and UBS will arrange for the filing of the approved merger with the Commercial Register of the Canton of Zurich. Upon registration of the merger agreement, the squeeze-out merger will become effective, all assets and liabilities of UBS will be transferred to MergeCo by operation of law and UBS will be dissolved and cancelled from the Commercial Registers of the Canton of Zurich and the Canton of Basel. Under applicable Swiss law, the merger subsidiary and UBS may determine the form of consideration to be received by UBS shareholders in the squeeze-out merger. UBS Group currently intends that, if the squeeze-out merger occurs, consideration will consist exclusively of UBS Group Shares. Under Swiss law, a minority shareholder subject to the squeeze-out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Such legal remedy does not affect the validity of the merger. Given that minority shareholders subject to the squeeze-out merger, if it occurs, will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the exchange offer, UBS Group expects that such proceeding or any judicial decision ordering the payment of additional consideration or of a different form of consideration other than UBS Group Shares on a one-for-one basis is unlikely.

Supplementary Capital Return

As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss TBTF law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to shareholders of UBS Group that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

Delisting

The UBS Group expects to initiate the delisting of the UBS Shares from the SIX Swiss Exchange and the NYSE as soon as practicable after consummation of the exchange offer. For reasons of Swiss law, UBS Group anticipates that the delisting from the SIX Swiss Exchange will be effective at or around the time of implementation of the squeeze-out (in the case of a SESTA squeeze-out, the delisting is expected to be effective around ten Swiss business days after the cancellation decision by the competent court has become effective, and in the case of a squeeze-out merger the delisting will occur at the latest on the effective date of the merger).

Further Structural Changes

In addition to the exchange offer, the Group has already announced a series of measures to improve the resolvability of the Group:

•	The Group plans to establish a new banking subsidiary of UBS in Switzerland and has filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include the Group’s Retail & Corporate business division and the Swiss-booked business within the Wealth Management business division. The Group continues to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

•	In the United Kingdom, and in consultation with the U.K. and Swiss regulators, the Group has implemented the first stages of a revised business and operating model for UBS Limited in the second quarter of 2014. This will result in UBS Limited bearing and retaining a greater degree of the risk and reward of its business activities. The Group has increased the capitalisation of UBS Limited accordingly.

•	In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by July 1, 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with the FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

VII. FINANCIAL STATEMENTS AND DIVIDEND POLICY

The Group’s consolidated financial statements will continue to be prepared in accordance with IFRS after consummation of the exchange offer. For accounting purposes, the exchange of UBS Shares with UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the exchange offer will result in a reorganization with no changes in the accounting substance of the Group reporting entity. After consummation of the exchange offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The exchange offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

UBS Group and UBS expect that UBS Group will maintain the current aim of UBS to return to shareholders at least 50% of net profits, subject to maintaining a 13% Basel III fully-applied common equity tier 1 (CET1) capital ratio and the objective of maintaining 10% Basel III fully-applied CET1 ratio on a post-stress basis. See the “Capital Management” section of UBS’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 14, 2014 (the “UBS 2013 Form 20-F”) for a discussion of these ratios.

As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the exchange offer is successful and the squeeze-out is completed) to the UBS Group shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group shareholders at a general meeting.

The purchase of UBS Shares by UBS Group pursuant to the exchange offer is expected to cause a triggering event which results in accruals for future distributions to preferred noteholders. Assuming the acceptance date for the exchange offer is in the fourth quarter of 2014, the Group expects to attribute further net profit to preferred noteholders of up to approximately CHF 80 million in that period.

Since its incorporation, UBS Group has not declared or paid any dividends.

VIII. CERTAIN ADDITIONAL INFORMATION ON THE EXCHANGE OFFER

Impact of the Exchange Offer and Squeeze-Out on U.S. Tax Attributes

The Group’s ability to utilize its net operating loss carryovers and other tax attributes that are effectively connected with its United States trade or business to reduce its future United States federal income tax liability will not be adversely affected as a result of the exchange offer or the squeeze-out.

Certain Consequences of the Exchange Offer

Reduced Liquidity of UBS Shares and Trading in UBS Shares During and After the Exchange Offer Period

The acquisition by UBS Group of UBS Shares in the exchange offer will reduce the number of UBS Shares that might otherwise trade publicly and may reduce the number of holders of UBS Shares, which is expected to adversely affect the liquidity and market value of the UBS Shares not acquired in the exchange offer.

If fewer than 600,000 UBS Shares would remain outstanding in the United States following the close of the initial offer period or the subsequent offer period, the NYSE will discontinue trading in the UBS Shares. Holders of UBS Shares who do not tender their UBS Shares in the exchange offer may therefore be unable to trade their UBS Shares on the NYSE following the expiration of the initial offer period or the subsequent offer period.

Status as “Margin Securities”

The UBS Shares are currently “margin securities” as such term is defined under the rules of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of these securities. Following completion of the exchange offer, UBS Group expects to cause UBS to delist the UBS Shares from the NYSE. This delisting would cause the UBS Shares to cease being “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which case these securities could no longer be used as collateral for loans made by brokers.

Accounting Treatment

For accounting purposes, the exchange of UBS Shares for UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the exchange offer will result in a reorganization with no changes in the accounting substance of the UBS reporting entity. After consummation of the exchange offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The exchange offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

Impact on financial status

As a result of the exchange offer, the direct interest of UBS Group in the net book value and net earnings of UBS will depend on the extent of the number of UBS Shares acquired under the exchange offer. Following consummation of the squeeze-out, UBS Group’s direct interests in these items would increase to 100% and UBS Group would be entitled to all benefits resulting from that interest, including all income generated by UBS’s operations and any future increase in UBS’s value and the right to elect all members of the board of directors of UBS. Similarly, UBS Group would also bear the risk of losses generated by UBS’s operations and any decrease in the value of UBS after such an acquisition.

Preferred Notes

As of March 31, 2014, UBS had CHF 1.9 billion of outstanding subordinated notes classified as equity instruments under IFRS (which are referred to for purposes of this section as “preferred notes”). These preferred notes were issued by UBS towards structured entities which are not consolidated under IFRS. Because the preferred notes do not include a contractual obligation to deliver cash, they are classified as equity instruments under IFRS and are presented in the consolidated financial statements of the Group under “Equity attributable to preferred noteholders.”

Once UBS Group obtains control over UBS, the preferred notes will no longer represent interests in the ultimate parent entity of the Group, but non-controlling interests in a subsidiary of UBS Group. Therefore, after consummation of the exchange offer, the preferred notes will be reclassified from “Equity attributable to preferred noteholders” to “Equity attributable to non-controlling interests.”

IX. BOARD OF DIRECTORS, EXECUTIVE MANAGEMENT AND CORPORATE GOVERNANCE

The information provided below relates to the board of directors (“BoD”), executive management and corporate governance of UBS Group as in effect on and after the establishment of UBS Group as the holding company of the Group. Further information in relation to the proposed board of directors of UBS Group is set out in section “XII: Additional Information” of this Form 6-K.

Board of Directors of UBS Group

As of the date hereof, Axel A. Weber is the sole Director of UBS Group and was appointed at the time of incorporation of UBS Group. All members of the board of directors of UBS are expected to become members of the BoD at or prior to the time of the capital increase preceding the initial settlement date of the exchange offer. The BoD of UBS Group will therefore consist of the following members: Axel A. Weber (Chairman), Michel Demaré (independent Vice Chairman), David Sidwell (Senior Independent Director), Reto Francioni, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke, William G. Parrett, Isabelle Romy, Beatrice Weder di Mauro, and Joseph Yam.

Board Structure of UBS Group

UBS Group is expected to operate under a strict dual board structure as required under Swiss banking law.

The board of directors, under the leadership of the Chairman, will be responsible for the strategy of the Group upon recommendation of the Group CEO, will exercise ultimate supervision over senior management, and will appoint the Group Executive Board (the “GEB”) members. Shareholders will elect each member of the board of directors, the Chairman and the members of the Human Resources and Compensation Committee. The board of directors in turn will appoint its Vice Chairmen, Senior Independent Director, members of the other board of directors committees, their respective Chairpersons and the Company Secretary.

The management of the business will be delegated by the board of directors to the GEB. Under the leadership of the Group CEO, the GEB will have executive management responsibility for the Group and its business. It will assume overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.

Elections and terms of office

All BoD members will be elected on an individual basis for a one-year term of office. As a result, shareholders will have to confirm the entire membership of the BoD on a yearly basis at the annual general meeting. At the annual general meeting, the shareholders will also elect the Chairman and the members of the Human Resources and Compensation Committee.

BoD members will normally be expected to serve for a minimum of three years. No BoD member will be eligible to serve for more than ten consecutive terms of office or continue to serve beyond the annual general meeting held in the calendar year following his or her 70th birthday; in exceptional circumstances, the BoD will be able to extend both these limits.

Organizational principles and structure

Following each AGM, the BoD will meet to appoint its Vice Chairmen, Senior Independent Director, the BoD committee members (other than the members of the Human Resources and Compensation Committee) and their respective Chairpersons. At the same meeting, the BoD will appoint a Company Secretary, who will act as secretary to the BoD and its committees.

According to the Articles, the BoD will meet as often as business requires, but must meet at least six times a year. At every BoD meeting, each committee chairperson will provide the BoD with updates on current activities of his or her committee as well as important committee issues.

At least once per year, the BoD will review its own performance as well as the performance of each of its committees. This review will be based on an assessment of the BoD under the auspices of the Governance and Nominating Committee, as well as a self-assessment of the BoD committees, and will seek to determine whether the BoD and its committees are functioning effectively and efficiently. The first assessment will be conducted as a self-assessment and will be completed in spring 2015.

Consistent with UBS’s past practice, UBS Group will establish an Audit Committee, Corporate Responsibility Committee, Governance and Nominating Committee, Human Resources and Compensation Committee, Risk Committee and Ad-hoc Strategy Committee. These committees, described below, will assist the BoD in the performance of its responsibilities.

Committees of the Board of Directors of UBS Group

Audit Committee

The Audit Committee is expected to consist of five BoD members, with all members having been determined by the BoD to be fully independent and financially literate. William G. Parrett is expected to chair the Audit Committee with Michel Demaré, Ann F. Godbehere, Isabelle Romy and Beatrice Weder di Mauro as additional members. All members will have accounting or related financial management expertise and the majority will qualify as a “financial expert” under the rules established pursuant to the U.S. Sarbanes-Oxley Act of 2002.

The Audit Committee itself will not perform audits, but will monitor the work of the external auditors, Ernst & Young Ltd (“Ernst & Young”), who in turn will be responsible for auditing UBS Group’s and the Group’s annual financial statements and for reviewing the quarterly financial statements.

The function of the Audit Committee is expected to be to serve as an independent and objective body with oversight of the following: (i) UBS Group’s and the Group’s accounting policies, financial reporting and disclosure controls and procedures, (ii) the quality, adequacy and scope of external audit, (iii) UBS Group’s and the Group’s compliance with financial reporting requirements, (iv) the senior management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance and (v) the performance of Group Internal Audit in conjunction with the Chairman. For these purposes, the Audit Committee will have the authority to meet with regulators and external bodies in consultation with the Group CEO. Senior management will be responsible for the preparation, presentation and integrity of the financial statements.

The Audit Committee will review the annual and quarterly financial statements of UBS Group and the Group, as proposed by senior management, with the external auditors and Group Internal Audit in order to recommend their approval (including any adjustments the Audit Committee considers appropriate) to the BoD.

Periodically, and at least annually, the Audit Committee will assess the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner, in order to support the BoD in reaching a decision in relation to the appointment or dismissal of the external auditors and the rotation of the lead audit partner. The BoD will then submit these proposals for approval at the AGM.

The Audit Committee will report to the BoD about its discussions with the Group’s external auditors. Once per year, the lead representatives of the Group’s external auditors will present their long-form report to the BoD, as required by the FINMA.

The NYSE listing standards on corporate governance set more stringent independence requirements for members of the Audit Committee than for the other members of the BoD. Each of the five members of the Group’s Audit Committee will be an external BoD member who, in addition to satisfying the Group’s independence criteria, will not receive, directly or indirectly, any consulting, advisory or other compensatory fees from UBS Group other than in his or her capacity as a BoD member, will not hold, directly or indirectly, UBS Group Shares in excess of 5% of the outstanding capital and (except as noted below) will not serve on the audit committees of more than two other public companies. The NYSE listing standards on corporate governance allow for an exemption for audit committee members to serve on more than three audit committees of public companies, provided that all BoD members determine that the candidate has the time and the availability to fulfil his or her obligations. Considering the credentials of William G. Parrett and Ann F. Godbehere, the BoD is expected to grant this exemption in their cases.

Corporate Responsibility Committee

The Corporate Responsibility Committee is expected to be chaired by Axel A. Weber, with independent BoD members Reto Francioni, William G. Parrett and Joseph Yam as additional members. The Corporate Responsibility Committee is expected to support the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible corporate conduct. It is expected to review and assess stakeholder concerns and expectations for responsible corporate conduct and their potential relevance for the Group, and to monitor the current state and implementation of the corporate responsibility programs and initiatives within the Group. The majority of the Corporate Responsibility Committee’s members will be required to be independent. The Corporate Responsibility Committee will be advised and supported by a number of senior business representatives.

Governance and Nominating Committee

The Governance and Nominating Committee is expected to comprise three independent BoD members and to be chaired by Axel A. Weber, with Michel Demaré, Isabelle Romy and David Sidwell as additional members. The Governance and Nominating Committee is expected to support the BoD in fulfilling its duty to establish best practices in corporate governance across the Group, to conduct a BoD annual self-assessment, to establish and maintain a process for appointing new BoD and GEB members (in the latter case, upon proposal by the Group CEO), and to manage the succession planning of all GEB members.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is expected to comprise four independent BoD members and to be chaired by Ann F. Godbehere, with Michel Demaré, Reto Francioni and Helmut Panke as additional members. The Human Resources and Compensation Committee is expected to be responsible for the following functions: (i) supporting the BoD in establishing and reviewing UBS Group’s compensation strategy and guidelines and in articulating the performance objectives relevant for determining individual total compensation for each member of the Group Executive Board and evaluating the performance in meeting agreed targets, (ii) preparing the proposals to the general meeting of shareholders regarding the compensation of the Board of Directors and of the Group Executive Board. The Human Resources and Compensation Committee may submit proposals to the Board of Directors on other certain compensation-related issues and is expected to review and approve certain other compensation-related issues.

Risk Committee

The Risk Committee is expected to consist of five independent BoD members. David Sidwell is expected to chair the Risk Committee, with Axel P. Lehmann, Helmut Panke,

Beatrice Weder di Mauro and Joseph Yam as additional members. The Risk Committee is expected to be responsible for overseeing and supporting the BoD in fulfilling its duty to supervise and set an appropriate risk management and control framework in the following areas: (i) risk management and control, including credit, market, country, legal, compliance, operational and conduct risks, (ii) treasury and capital management, including funding, liquidity and equity attribution and (iii) balance sheet management. The Risk Committee will consider the potential effects of the aforementioned risks on the Group’s reputation. For these purposes, the Risk Committee will receive all relevant information from the GEB and will have the authority to meet with regulators and external bodies in consultation with the Group CEO. Annually, one session is expected to be held with the Governing Board of the Swiss National Bank and one with the FINMA. In addition, the Risk Committee Chairperson is expected to meet at least once a year with the U.K. PRA and FCA.

Ad-hoc Strategy Committee

The ad-hoc committee on strategy (the “Ad-hoc Strategy Committee”) is expected to be comprised of four BoD members. Axel A. Weber is expected to chair the Ad-hoc Strategy Committee with Michel Demaré, Reto Francioni, and David Sidwell as additional members. The Ad-hoc Strategy Committee is expected to focus on the agreed upon UBS strategy and the ongoing resolution and recovery program.

Roles and responsibilities of the Chairman of the Board of Directors

Axel A. Weber is anticipated to be the Chairman of the BoD. The Chairman leads the BoD and coordinates tasks within the BoD, calls BoD meetings and sets their agendas. Under the leadership of the Chairman, the BoD will decide on the strategy of the Group upon the recommendation of the Group CEO, exercise ultimate supervision over management and appoint all GEB members.

The Chairman will preside over all general meetings of shareholders, and work with the committee chairpersons to coordinate the work of all BoD committees. Together with the Group CEO, the Chairman will be responsible for ensuring effective communication with shareholders and other stakeholders, including government officials, regulators and public organizations. This will be in addition to establishing and maintaining a close working relationship with the Group CEO and other GEB members, and providing advice and support when appropriate.

Roles and responsibilities of the Vice Chairmen and the Senior Independent Director

The BoD will appoint one or more Vice Chairmen and a Senior Independent Director. If the BoD appoints more than one Vice Chairman, one of them must be independent. Michel Demaré is expected to be appointed as Vice Chairman and David Sidwell is expected to be appointed as Senior Independent Director. A Vice Chairman is required to lead the BoD in the absence of the Chairman and to provide support and advice to the Chairman. At least twice a year, the Senior Independent Director will organize and lead a meeting of the independent BoD members in the absence of the Chairman. The Senior Independent Director will relay any issues or concerns of independent BoD members to the Chairman and act as a contact point for shareholders and stakeholders wishing to engage in discussions with an independent BoD member.

Important business connections of independent members of the Board of Directors with the Group

As a global financial services provider and a major bank in Switzerland, the Group has business relationships with many large companies, including those in which the expected BoD members assume management or independent board responsibilities. The Governance and Nominating Committee will determine whether the nature of the relationships between the Group and the companies whose chair, chief executive or other officer is a member of the Group’s BoD compromises or not his or her capacity for independent judgment.

UBS Group’s Organization Regulations are expected to require three-quarters of the BoD members to be independent. As a general rule, for a BoD member to be considered independent, he or she may not have a material relationship with UBS Group or one of its subsidiaries, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with the Group. In addition, in order to be considered independent, BoD members are expected to be required to fulfil the additional criteria that the BoD is expected to establish based on the requirements set forth in the NYSE listing standards on corporate governance, the FINMA Circular 08/24 on the supervision and internal controls at banks, and the standards established in the Swiss Code of Best Practice for Corporate Governance. These criteria, together with a definition of what constitutes a material relationship, will be published on UBS’s website at www.ubs.com/governance.

The BoD is expected to meet the standards of the Organization Regulations for the percentage of directors that are considered independent under the criteria described above. The Chairman is not expected to be considered independent.

All relationships and transactions with UBS Group’s anticipated independent BoD members are expected to be conducted in the ordinary course of business, and on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. All relationships and transactions with BoD members’ associated companies are expected to be conducted at arm’s length.

Executive Management and the Group Executive Board

As of the date hereof, the executive management of UBS Group comprises Sergio P. Ermotti (Chief Executive Officer) and Tom Naratil (Chief Financial Officer), who were appointed on June 10, 2014. Following the settlement of the exchange offer, the executive management of UBS Group is expected to be identical to the current executive management of UBS and will consist of: Sergio P. Ermotti (Group Chief Executive Officer), Markus U. Diethelm (Group General Counsel), Lukas Gähwiler (CEO of UBS

Switzerland and CEO of Retail & Corporate), Ulrich Körner (CEO of Global Asset Management and CEO of UBS Group Europe, Middle East and Africa), Philip J. Lofts (Group Chief Risk Officer), Robert J. McCann (CEO of Wealth Management Americas and CEO of UBS Group Americas), Tom Naratil (Group Chief Financial Officer and Group Chief Operating Officer), Andrea Orcel (CEO of the Investment Bank), Chi-Won Yoon (CEO of UBS Group Asia Pacific) and Jürg Zeltner (CEO of UBS Wealth Management).

UBS Group is expected to operate under a strict dual board structure, as required by Swiss banking law. The management of the business will be delegated by the BoD to the GEB.

Indemnification of Directors and Officers of UBS Group

Under Swiss law, a corporation may indemnify a director or officer of the corporation against losses and expenses, including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of or serving for the corporation. Certain limits exist, e.g. if such losses and expenses result from a grossly negligent breach of such director’s or officer’s fiduciary or other duties under Swiss law. A Swiss corporation may also purchase customary directors and officers liability insurance protection, with a view to protect its directors and officers in cases where it cannot or does not indemnify them.

The respective internal Director, Officer and Employee Indemnification Policy of UBS Group is expected to contain provisions regarding the indemnification of directors and officers, according to which—similar to the coverage UBS currently provides—UBS Group will generally indemnify, to the extent permitted by law and subject to certain exceptions, existing and former directors and officers from and against monetary judgments, fines, penalties or amounts paid in settlement in respect of any civil, administrative, or criminal actions, governmental or regulatory investigations, or other proceedings or claims which have already commenced, are pending or are imminent and against reasonable costs, charges, fees and expenses incurred in defending, responding to or investigating such proceedings or claims.

The indemnity will be limited in certain respects including that it will not extend to any matter in which a director or officer is found not to have acted at all times in good faith and with a reasonable belief that he/she was acting in the best interests of UBS Group or had reasonable cause to believe that his/her conduct was unlawful. It is further expected that UBS Group will purchase directors and officers liability coverage similar to the level UBS currently has.

Moreover, according to general principles of Swiss employment law, which apply to officers employed by Swiss law employment agreements, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by him in the execution of his duties under the employment agreement, subject to certain exceptions.

Corporate Governance

UBS is subject to, and is in compliance with, and following settlement of the exchange offer, UBS Group will be subject to, and will be in compliance with, all relevant Swiss legal and regulatory requirements regarding corporate governance, including the SIX Swiss Exchange’s Directive on Information Relating to Corporate Governance, as well as the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation. In addition, as a foreign company with shares listed on the NYSE, UBS is in compliance with, and following settlement of the exchange offer, UBS Group will be in compliance with, all relevant corporate governance standards applicable to foreign listed companies. Further information in relation to the corporate governance of UBS is set out in the UBS 2013 Form 20-F, on pages 254 to 282 (inclusive).

Major Shareholders of the Group

As of the date hereof, UBS Group’s sole shareholder is UBS.

Under the applicable provisions of the Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss-listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised.

As of September 26, 2014, UBS is aware of the following persons or groups of persons holding more than 3% of the total share capital of UBS. If such persons participate in the exchange offer and assuming that 100% of the total UBS Shares in issue are tendered into the exchange offer, such persons would hold the same proportion of UBS Group Shares as they do of UBS Shares as of such date:

(i) on 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS;

(ii) on 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS;

(iii) on September 26, 2014 according to the UBS share register, Chase Nominees Ltd. London holds 11.65% of the total share capital of UBS;

(iv) on September 26, 2014 according to the UBS share register, GIC Private Limited, Singapore holds 6.39% of the total share capital of UBS;

(v) on September 26, 2014 according to the UBS share register, DTC (Cede & Co.), New York (“DTC”) holds 6.74% of the total share capital of UBS; and

(vi) on September 26, 2014 according to the UBS share register, Nortrust Nominees Ltd, London holds 3.50% of the total share capital of UBS.

The Group holds UBS Shares primarily to hedge employee share and option participation plans. In addition, the Investment Bank holds a limited number of UBS shares in its capacity as a liquidity provider to the equity index futures market and as a market-maker in UBS shares and derivatives on UBS Shares. Furthermore, to meet client demand, the Group has issued structured debt instruments linked to UBS Shares, which are economically hedged by cash-settled derivatives and, to a limited extent, own shares held by the Investment Bank. As of September 26, 2014, the Group held 90,864,108 UBS Shares, corresponding to 2.36% of the total share capital of UBS. As of June 30, 2014, the Group held 91,236,602 UBS Shares, corresponding to 2.37% of the total share capital of UBS. As December 31, 2013, the Group had disposal positions relating to 284,975,843 voting rights of UBS, corresponding to 7.4% of the total voting rights of UBS. 7% of this consisted of voting rights on shares deliverable in respect of employee awards.

Further details on the distribution of UBS’s shares, also by region and shareholders’ type, and on the number of shares registered, not registered and carrying voting rights as of December 31, 2013 can be found in the UBS 2013 Form 20-F, on pages 258 to 261 (inclusive).

Each UBS Group Share carries one vote at shareholders’ meetings. Voting rights may be exercised without any restrictions by shareholders entered into the share register, if they expressly render a declaration of beneficial ownership according to the provisions of UBS Group’s Articles. Special provisions are expected to be introduced for the registration of fiduciaries and nominees. Fiduciaries and nominees are expected to be entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose upon UBS Group’s request beneficial owners holding 0.3% or more of all UBS Group Shares. An exception to the 5% voting limit rule is expected to be approved for securities clearing organisations such as The Depository Trust Company in New York. There are no other differences between the voting rights of major shareholders and those of other UBS Group shareholders.

As of the date hereof, UBS Group is a wholly-owned subsidiary of UBS. UBS Group is not aware of any person who, following settlement of the exchange offer, will directly or indirectly, jointly or severally, exercise or could exercise control over UBS Group.

In so far as known to UBS Group, there are no arrangements, the operation of which may, at a date subsequent to the date of hereof, result in a change of control of UBS Group, other than the exchange offer.

X. CAPITAL RESOURCES

Capitalization and Indebtedness Statement

Capitalization and Indebtedness of UBS Group AG

UBS Group was incorporated and registered in Switzerland on June 10, 2014 and if the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. Since incorporation, UBS Group has not incurred any indebtedness. As of the date hereof, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.

Capitalization and Indebtedness of the Group

The information in the following tables is extracted from the unaudited internal accounting records of the Group as of August 31, 2014 prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and stated in Swiss francs (CHF).

The following table shows the actual capitalization of the Group and UBS Group as at August 31, 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of August 31, 2014	As of August 31, 2014
(in CHF million, except for number of shares)	(unaudited)	(unaudited)
Capitalisation (total debt + total equity)(1)	206,312	0.1
Current debt(2)	55,949	0
Thereof subordinated debt	1,067	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	5,373	0
Thereof unguaranteed / unsecured debt	49,509	0
Non-current debt(4)	97,565	0
Thereof subordinated debt	14,650	0

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of August 31, 2014	As of August 31, 2014
(in CHF million, except for number of shares)	(unaudited)	(unaudited)
Thereof guaranteed debt	0	0
Thereof secured debt(3)	18,095	0
Thereof unguaranteed / unsecured debt	64,819	0
Equity (total)	52,798	0.1
Share capital	384	0
Share premium	33,378	0
Treasury shares	(1,437)	0
Equity classified as obligation to purchase own shares	(5)	0
Retained earnings	27,053	0
Cumulative net income recognised directly in equity, net of tax	(8,532)	0
Equity attributable to UBS shareholders	50,842	0.1
Equity attributable to preferred note holders	1,915	0
Equity attributable to non-controlling interests	41	0
Total Equity	52,798	0.1
Number of issued shares of the company	3,844,214,126	1,000,000
Number of treasury shares directly or indirectly held by the company	90,531,091	0

(1)	Total liabilities and equity as of August 31, 2014 for the Group equal CHF 1,014,111 million.
(2)	Current debt is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value (paper issued by the Group) with a remaining maturity of less than one year (and does not include structured OTC debt instruments).
(3)	Debt issued secured by mortgage loans in Switzerland or other assets.
(4)	Non-current debt is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value (paper issued by the Group) with a remaining maturity of more than one year (and does not include structured OTC debt instruments).

The following table shows the net indebtedness of the Group and UBS Group as of August 31, 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of August 31 2014	As of August 31 2014
(CHF in millions)	(unaudited)	(unaudited)
Cash(1)	1,076	0.1
Cash equivalent(2)	110,140	0
Trading securities(3)	127,643	0
Liquidity	238,859	0.1
Current financial receivable(4)	410,618	0
Current bank debt(5)	12,533	0
Current portion of non-current debt(6)	58,046	0
Other current financial debt(7)	552,629	0
Current financial debt	623,208	0
Net current financial indebtedness(8)	(26,269)	0
Non-current bank loans(9)	431	0
Bonds Issued(10)	97,565	0
Other non-current loans(11)	7,149	0
Non-current financial indebtedness	105,145	0
Net financial indebtedness(12)	78,876	0

(1)	Equals the cash portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”

(2)	Equals the balances with central banks portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”
(3)	Equals the assets reported on the Group balance sheet line “trading portfolio assets” excluding precious metals and other physical commodities. The amount presented may include trading assets which are not securities.
(4)	Equals the assets with a maturity of less than 1 year reported on the Group balance sheet lines “due from banks”, “reverse repurchase agreements”, “cash collateral on securities borrowed”, “financial assets designated at fair value”, “loans” and “cash collateral receivable on derivative instruments” and the total reported on the Group balance sheet line “financial investments available-for-sale.” In addition, it includes financial assets reported on the Group balance sheet line “other assets.”
(5)	Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of less than 1 year.
(6)	Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of less than 1 year (including structured OTC debt instruments).
(7)	Equals the liabilities with a maturity of less than 1 year reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments” and the total reported on the Group balance sheet line “trading portfolio liabilities.” In addition, it includes financial liabilities reported on the Group balance sheet line “other liabilities.”
(8)	Equals “current financial debt” less “current financial receivable” less “liquidity” as reported above.
(9)	Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of more than 1 year.
(10)	Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of more than 1 year (not including structured OTC debt instruments).
(11)	Equals the liabilities reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments”, all with a maturity of more than 1 year. In addition, it includes structured OTC debt instruments reported as financial liabilities designated at fair value with a maturity of more than 1 year.
(12)	Equals “net current financial indebtedness” plus “non-current financial indebtedness” as reported above.

As at August 31, 2014, indirect and contingent indebtedness, which was comprised of i) credit guarantees and similar instruments, ii) performance guarantees and similar instruments and iii) documentary credits, totaled CHF 17,930 million.

XI. COMPARISON OF RIGHTS OF HOLDERS OF UBS GROUP SHARES AND UBS SHARES

Upon completion of the exchange offer, holders of UBS Shares that are validly tendered and accepted for exchange in the exchange offer will receive in exchange UBS Group Shares. The summary in this section is qualified in its entirety by reference to, and is subject to, the detailed provisions of applicable Swiss law, the full Articles of UBS Group and the full articles of association of UBS both in German and English. This description does not purport to be complete and should be read in conjunction with UBS’s articles of association, UBS Group’s Articles and Organization Regulations, relevant provisions of Swiss law, including Swiss company law, and should not be considered legal advice regarding these matters. See section “XII: Additional Information” of this Form 6-K for a summary description of the UBS Group Shares and Articles, which includes additional information about the rights of holders of UBS Group Shares.

Upon completion of the exchange offer, the Articles of UBS Group will in all material respects be identical to the articles of association of UBS, subject to the following four differences:

i. the company name changes to UBS Group from UBS;

ii. the domicile of the company changes to Zurich from Zurich and Basel;

iii. the purpose of the company changes to the acquisition, holding, administration and sale of direct and indirect participations in enterprises of all kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad from the operation of a bank; and

iv. to the extent that less than 100% of the total UBS Shares are tendered in the exchange offer, UBS Group’s Articles would provide for authorized capital in the amount necessary for the issuance of UBS Group Shares in a possible squeeze-out of the remaining UBS shareholders pursuant to the SESTA squeeze-out or otherwise.

XII. ADDITIONAL INFORMATION

Incorporation and registered office

UBS Group was incorporated and registered in Switzerland on June 10, 2014 with corporate identification number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on 10 June 2014 and has its registered domicile in Zurich.

UBS Group’s principal executive office is located at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and the telephone number is +41 44 234 11 11.

The principal legislation under which UBS Group operates, and under which the UBS Group Shares are issued, is the Swiss Code of Obligations.

Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

The Group’s financial year is January 1, to December 31.

Share capital of UBS Group

As of the date hereof, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.

After the consummation of the capital increases that will occur in connection with the exchange offer, the share capital of UBS Group will, assuming that 100% of the total UBS Shares in issue as of the second settlement date are tendered, amount to:

CHF 384,431,331.00, divided into 3,844,313,310 fully paid-in UBS Group Shares with a nominal value of CHF 0.10 each (which is the amount of UBS Shares in issue as of September 26, 2014, the most recent practicable date prior to the date hereof);

a number of shares equal to such number of UBS Shares that will have been issued between September 27, 2014 and the second settlement under UBS’s existing conditional capital, out of which shares are issued if employee options and similar instruments are exercised (for information, through September 26, 2014, 2,311,241 such UBS Shares have been created since January 1, 2014, resulting in an average number of 258,721 shares per month);

a number of shares that will have been issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised, to the extent such employee options and similar instruments are served out of UBS Group’s conditional capital instead of UBS’s existing conditional capital; plus the 1,000,000 UBS Group Shares issued when UBS Group was incorporated as described above unless these shares will be cancelled in connection with the capital increase made immediately prior to the first settlement.

The share capital of UBS Group will therefore be substantially identical to UBS’s share capital, except that – to the extent that less than 100% of the total UBS Shares are tendered in the exchange offer – (i) the Articles of UBS Group will provide for authorised capital in the amount of the outstanding UBS Shares still held by remaining UBS Shareholders, which may be used in a possible squeeze-out of such shareholders, and (ii) the share capital will be lower accordingly.

As a consequence, the capital structure of UBS Group will be as follows upon settlement of the exchange offer:

A number of UBS Group shares that is equal to the number of UBS Shares validly tendered into and not withdrawn from the exchange offer (and lower than the number of UBS Shares currently issued by an amount equivalent to the UBS shares not tendered) plus, unless cancelled, the 1,000,000 shares issued upon the incorporation of UBS Group, and shares issued between the first and the second settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised and served out of UBS Group’s conditional capital;

An authorised (and not yet issued) share capital sufficient to allow the BoD of UBS Group to issue the number of UBS Group Shares needed for delivery in exchange for each UBS Share in issue that is not validly tendered into, or is withdrawn from, the exchange offer; and

Conditional (and not yet issued) share capital of 136,447,915 (which is the amount of UBS’s conditional capital outstanding as of September 26, 2014) less the nominal amount of (i) such number of UBS Shares that have been issued out of UBS’s conditional capital between September 27, 2014 and the second settlement date, and (ii) such number of UBS Group Shares that have been issued out of UBS Group’s conditional capital between first and second settlement date).

The UBS Group Shares will rank pari passu in all respects with each other, including voting rights, entitlement to dividends, liquidation proceeds in case of liquidation of UBS Group, subscription or preemptive rights in the event of a share issue (Bezugsrechte) and preemptive rights in the event of the issuance of equity-linked securities (Vorwegzeichnungsrechte).

Share Register

UBS Group’s share register is kept by “UBS Group”, Shareholder Services, P.O. Box, CH-8098 Zurich, Switzerland. Shareholder Services is responsible for the registration of the global shares. It is split into two parts—a Swiss register, which is maintained by UBS Group, acting as Swiss share registrar, and a U.S. register, which is maintained by Computershare Inc., c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021, as U.S. transfer agent (“Computershare”).

Swiss law and the Articles of UBS Group require UBS Group to keep a share register in which the names, addresses and nationality (for legal persons, the registered office) of the owners (and usufructuaries) of registered UBS Group Shares are recorded. The main function of the share register is to record shareholders entitled to vote and participate in general meetings, or to assert or exercise other rights related to voting rights.

In order to register UBS Group Shares in UBS Group’s share register, a purchaser must file a share registration form with UBS Group’s share register. Failing such registration, the purchaser may not vote at or participate in shareholders’ meetings.

An acquirer of shares will be recorded in UBS Group’s share register with voting rights upon disclosure of its name, address and nationality (for legal persons, the registered office). However, UBS Group may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights, subject to the exemptions discussed in the final two paragraphs on page 62 of this Form 6-K below.

A holder of record of shares must notify the share register of any change of address. For shares held in the DTC system, such notification must be made to DTC or Cede & Co. as its nominee. For holders of shares held directly with Computershare, such notification must be made to Computershare. Until notice of a change in address has been given, all written communication to UBS Group’s shareholders of record shall be deemed to have been validly made if sent to the address recorded in the share register.

Shareholders holding shares through custody accounts with custodian banks or brokers should contact their custodian banks or brokers with respect to any matters concerning registration.

Swiss law distinguishes between registration with and without voting rights. Shareholders must be registered in the share register as shareholders with voting rights in order to vote and participate in general meetings or to assert or exercise other rights related to voting rights. According to the Articles of UBS Group, registration in the share register as a shareholder with voting rights is subject to certain restrictions. See the “Summary of UBS Group’s Articles of Association” section in the “XII: Additional Information” section of this Form 6-K. If these restrictions apply, a person acquiring UBS Group Shares will only be recorded as shareholder without voting rights.

UBS shareholders who tender their UBS Shares to UBS Group and who, at the time of the consummation of the exchange offer, are listed in the share register of UBS (with voting rights or without voting rights, as the case may be) will generally be entered as shareholders into the share register of UBS Group (with voting rights, if so currently registered). For this purpose, tendering UBS shareholders will be deemed to have authorised the Swiss exchange agent to apply on their behalf for the registration in UBS Group’s share register, and they will be deemed to have allowed UBS Group to rely on declarations previously made to UBS in connection with their registration with the UBS share register.

In accordance with UBS’s special provisions for the registration of fiduciaries and nominees (collectively “nominees”), the board of directors of UBS has historically recorded nominees who hold UBS Shares in their own name, but for the account of third parties, as shareholders with voting rights in the share register of UBS, provided that the relevant nominee signed an agreement with UBS confirming its willingness to disclose to UBS any individual beneficial owners holding more than 0.3% of all issued UBS Shares upon request (a “nominee agreement”). Such nominees, who normally represent a great number of individual shareholders, may hold an unlimited number of UBS Shares, but voting rights are limited to a maximum of 5% of the outstanding UBS Shares. It is expected that the board of directors will make this registration arrangement available to nominees also in respect to UBS Group. It will thus register nominees holding UBS Group Shares in their own name, but for the account of third parties, with voting rights for up to 5% of the outstanding UBS Group shares provided that they enter into a corresponding nominee agreement with UBS Group. In order to enable nominees to be registered on UBS Group’s share register to the same extent as they are currently registered on UBS’ share register, tendering nominees that currently have a nominee agreement with UBS will be deemed to have authorised the Swiss exchange agent to apply on their behalf for the registration in UBS Group’s share register and, for this purpose, to enter on their behalf into a nominee agreement with UBS Group on the same terms.

UBS shareholders who at the time of the consummation of the exchange offer are not recorded, or only recorded without voting rights, in the share register of UBS will be entered as shareholders with voting rights into the share register of UBS Group pursuant to article 5 para. 3 of the Articles of UBS Group only upon filing of a complete application form, in which they expressly declare that they hold their UBS Group Shares in their own name and for their own account, or in accordance with the nominee arrangements described above. Article 5 para. 3 of the Articles provides that the BoD may refuse to allow the shares to be entered with voting rights if the party acquiring the shares is not prepared to provide such a declaration.

Article 5 para. 5 of the Articles of UBS Group provides that the BoD is authorized, after hearing the position of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting rights from the share register retroactively with effect to the date of the entry, if it was obtained under false pretences. The party affected must be informed of the action immediately.

Each UBS Group Share entitles its registered holder to one vote in UBS Group’s general meeting of shareholders. The holders of UBS Group Shares are entitled to the dividends or other distributions approved by UBS Group’s general meeting in proportion to their shareholdings, and in the event of liquidation of UBS Group’s assets, they are entitled to a proportional share after all debts have been paid. UBS Group shareholders who are registered in the share register without voting rights cannot participate or vote in a general meeting, but are nevertheless entitled to receive dividends and/or exercise other property rights.

The general rules for entry with voting rights into UBS Group’s Swiss share register also apply before shareholders’ meetings. The same rules apply for UBS Group’s U.S. transfer agent that operates the U.S. share register for all UBS Group Shares in a custodian account in the U.S. There is no closing of the share register in the days before the shareholder meeting. Registrations, including the transfer of voting rights, are processed for as long as technically possible, normally until two days before the shareholders’ meeting.

The thresholds for the disclosure of shareholdings in UBS Group are based on art. 20 of the Swiss Stock Exchange Act and art. 663c of the Swiss Code of Obligations. The threshold that triggers an obligation to make an offer is based on art. 32 of the Swiss Stock Exchange Act.

Form and Transfer of Registered Shares

The articles provide that subject to certain exemptions, registered shares of UBS Group will be in the form of uncertificated securities (Wertrechte, within the meaning of the Swiss Code of Obligations) and intermediary-held securities (Bucheffekten, within the meaning of the Swiss Intermediary-Held Securities Act). Following registration in the share register, a shareholder may request UBS Group to issue a written statement in respect of its registered shares at any time; however, the shareholder has no entitlement to the printing and delivery of share certificates. In contrast, UBS Group may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the respective custody system. With the consent of the shareholder, UBS Group may cancel issued certificates which are returned to it without replacement.

In connection with the exchange offer, UBS Group currently intends to issue shares in the following forms:

Shares issued as intermediary-held securities within the SIS Settlement System: A part of the UBS Group Shares are intended to be issued in uncertificated form and registered on a main register with the SIS which provides services for the clearing, settlement and custody of Swiss and international securities, in order to issue them in book-entry form. SIS will credit these shares to participants in the SIS Settlement System, which in turn may credit them further to other custodians or clients. Under Swiss law, investors may hold shares in a custody account with a custodian to which such shares have been credited. It is generally not possible for shareholders (except for certain financial institutions) to hold direct accounts or otherwise to be directly registered with SIS. Also, SIS main register and the accounts of participants in the SIS Settlement System are different and separate from the share register of UBS Group. However, investors holding shares in this form may be registered as shareholders in UBS Group’s share register if they so wish. See the “Share Register” paragraph of the “XII: Additional Information” section of this Form 6-K for further information.

To the extent governed by Swiss law, intermediary-held securities are generally transferred by an instruction of the account holder to transfer the securities and a credit of the securities to the account of the acquirer.

Shares held through Computershare: Holders’ ownership interests in UBS Group Shares will be registered in the names of such holders directly on the books of Computershare, which will hold the UBS Group Shares on behalf of such holders. Holders will receive periodic account statements from Computershare evidencing their holdings of UBS Group Shares. Through Computershare, holders may effect transfers of UBS Group Shares with other holders holding through Computershare, or with holders holding via DTC through custodian banks or brokers by means of DTC’s Direct Registration System.

Shares held via DTC: Holders may hold the UBS Group Shares in book-entry form via the DTC system through custody accounts with custodian banks or brokers that are direct participants in the DTC system. Such shares will be held in the name of DTC’s nominee, Cede & Co. Such holders’ ownership interests in the UBS Group Shares will be recorded in their custodian banks’ or brokers’ records. Such holders may effect transfers of UBS Group Shares through their custodian banks or brokers and will receive written confirmations of any purchases or sales of UBS Group Shares and any periodic account statements from such custodian banks and brokers.

In addition, art. 685f of the Swiss Code of Obligations requires that off-exchange acquisitions are only effective if the acquirer applies for registration in the share register. In any case, in relation to the corporation, only persons entered in the share register are recognised as shareholders.

Summary of UBS Group’s Articles of Association

The following description is a summary of the material provisions of UBS Group’s Articles, Organization Regulations (as in effect on and after the establishment of UBS Group as the holding company of the Group) and selected provisions of the Swiss Code of Obligations and other relevant provisions of Swiss law relating to UBS Group’s shares. This description is complemented by the matters described in the foregoing paragraphs “Share Register” and “Form and Transfer of Registered Shares” of the “XII: Additional Information” section of this Form 6-K. It does not purport to be complete and should be read in conjunction with the Articles, the Organization Regulations, relevant provisions of Swiss law, including Swiss company law, and should not be considered legal advice regarding these matters.

The shares are registered shares with a nominal value of CHF 0.10 per share. The shares are fully paid-up.

Each share carries one vote at shareholders’ meetings. Voting rights may be exercised only after a shareholder has been recorded in the share register as a shareholder with voting rights. Registration with voting rights is subject to certain restrictions. See the paragraphs headed “Share Register”, “Form and Transfer of Registered Shares” and “Shareholders’ Meeting” of the “XII: Additional Information” section of this Form 6-K.

The Articles provide that UBS Group may print and deliver certificates in respect of registered shares. Shareholders may, following registration in the share register, request at any time that UBS Group issues a written statement in respect of its shares.

•	Board of Directors and Group Executive Board

In accordance with article 20 para. 1 of the Articles, all BoD members are to be elected on an individual basis for a one-year term of office. As a result, shareholders must confirm the entire membership of the BoD on a yearly basis at the next annual general meeting (“AGM”). BoD members are normally expected to serve for a minimum of three years. No BoD member can serve for more than ten (10) consecutive terms of office or continue to serve beyond the AGM held in the calendar year following his 70th birthday; in exceptional circumstances the BoD can extend both these limits.

Except for the election of the Chairman and the members of the Human Resources and Compensation Committee by the AGM, the BoD shall constitute itself. UBS Group will operate under a strict dual board structure, as required by Swiss banking law. Therefore, the management of the business will be delegated by the BoD to the GEB.

The Articles set out the primary duties and responsibilities of the Human Resources and Compensation Committee.

Based on the Swiss Ordinance Against Excessive Compensation in Listed Companies (“Minder Amendments”), the Articles restrict the number of external offices the BoD and GEB members may hold. Furthermore, the employment contracts with the GEB members can not have a notice period longer than twelve months and may not be fixed for a longer term than of one year. The duration and termination of an agreement with UBS Group and the members of the BoD must comply with the term of office and the law. The Articles contain restrictions on loans to members of the BoD and GEB. Based on the Minder

Amendments, the Articles contain principles on the compensation of the BoD and the GEB, including on variable compensation elements and share-based compensation. The Minder Amendments also prohibit or restrict certain forms of payments, including contractual severance payments, advance payments and premiums for the acquisition or disposal of firms.

•     Particular limitations in relation to non-Swiss persons

There is no particular limitation under Swiss law or the Articles on the right of non-Swiss residents or nationals to own or vote UBS Group’s shares.

•     Shareholders’ Meeting

Under Swiss law, annual ordinary shareholders’ meetings must be held within six months after the end of UBS Group’s financial year, which is December 31. Shareholders’ meetings may be convened by the BoD or, if necessary, by the statutory auditors, with twenty (20) days’ advance notice. The BoD is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of UBS Group’s nominal share capital. Shareholders holding shares with an aggregate nominal value of at least CHF 62,500 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least twenty (20) days prior to such meeting.

The Articles do not require a minimum number of shareholders to be present in order to hold a shareholders’ meeting. Resolutions generally require the approval of an “absolute majority” of the votes cast at a shareholders’ meeting. Shareholders’ resolutions requiring a vote by absolute majority include:

Amendments to the Articles;

Elections of directors, Chairman of the BoD, members of the compensation committee and statutory auditors;

Election of the independent proxy;

Approval of the management report and the consolidated financial statements;

Approval of the annual financial statements and the resolution on the use of the balance sheet profit (declaration of dividend);

Approval of the compensation for the BoD and the GEB, including the approval of the maximum aggregate amount of compensation of the members of the BoD for the period until the next AGM, the maximum aggregate amount of fixed compensation of the GEB members for the following financial year and the aggregate amount of variable compensation of the GEB members for the preceding financial year, with the exception of a supplementary amount of up to 40% for persons joining or promoted within the GEB;

Decisions to discharge directors and management from liability for matters disclosed to the shareholders’ meeting; and

Passing resolutions on matters which are by law or by the Articles reserved to the shareholders’ meeting (e.g. the ordering of an independent investigation into the specific matters proposed to the shareholders’ meeting).

Under the Articles, a resolution passed at a shareholders’ meeting with a supermajority of at least two thirds of the Shares represented at such meeting is required to:

Change the limits on BoD size in the Articles;

Remove one-fourth or more of the members of the BoD; or

Delete or modify the above supermajority requirements.

Under Swiss corporate law, a resolution passed by at least two-thirds of votes represented and an absolute majority of the nominal value of the shares represented must approve:

A change in UBS Group’s stated purpose in the Articles;

The creation of shares with privileged voting rights;

A restriction on transferability or registration of shares;

An increase in authorised or contingent capital or the creation of reserve capital in accordance with Swiss banking law;

An increase in share capital against contribution in kind, for the purpose of acquisition and granting of special rights;

Changes to preemptive rights;

A change of domicile of the corporation; or

Dissolution of the corporation.

At shareholders’ meetings, a shareholder can be represented by his or her legal representative or under a written power of attorney by another shareholder eligible to vote or, under a written or electronic power of attorney, by the independent proxy. Votes are taken electronically, by written ballot or by a show of hands. If a written ballot is requested by at least 3% of the votes present at the shareholders’ meeting or such ballot is ordered by the Chairman of the meeting, a written ballot will be conducted.

•     Net Profits and Dividends

Swiss law requires that at least 5% of the annual net profits of a corporation must be retained as general reserves for so long as these reserves amount to less than 20% of the corporation’s nominal share capital. Any net profits remaining are at the disposal of the shareholders’ meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then 10% of such excess must be retained as general reserves.

Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from previous business years or if the reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders’ meeting. The BoD may propose to the shareholders that a dividend be paid out. The auditors must confirm that the dividend proposal of the BoD conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the BoD.

Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years.

•     Preemptive Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration or for no consideration, is subject to the prior approval of the shareholders’ meeting. Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. The Articles or a resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend preemptive rights in certain limited circumstances.

•     Borrowing Power

Neither Swiss law nor the Articles restrict in any way UBS Group’s power to borrow and raise funds. No shareholders’ resolution is required.

•     Conflicts of Interests

Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires directors and officers to safeguard the interests of the corporation and, as such, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and officers from participating in decisions that directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated therewith, other than at arm’s length, must be repaid to UBS Group if the shareholder or director was acting in bad faith.

In addition, UBS Group’s Organization Regulations will prohibit any member of the BoD and senior management from participating in discussions and decision-making regarding a matter as to which he or she has a conflict of interest, subject to exceptional circumstances in which the best interest of UBS Group dictates otherwise.

•     Repurchase of Shares

Swiss law limits a corporation’s ability to hold or repurchase its own shares. UBS Group and its subsidiaries may only repurchase shares if UBS Group has sufficient free reserves to pay the purchase price and if the aggregate nominal value of the shares does not exceed 10% of UBS Group’s nominal share capital. Furthermore, UBS Group must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by UBS Group or its subsidiaries do not carry any rights to vote at shareholders’ meetings.

•     Notices

Notices to shareholders are made by publication in the Swiss Official Gazette of Commerce. The BoD may designate further means of communication for publishing notices to shareholders.

•     Registration and Business Purpose

UBS Group was incorporated and registered in Switzerland on June 10, 2014 with corporate registration number CHE-395.345.924, as a stock corporation (Aktiengesellschaft) under the laws of Switzerland. UBS Group was entered into the Commercial Register of the Canton of Zurich on June 10, 2014. It has its registered domicile in Zurich.

Pursuant to article 2 of its Articles, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorised to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

•     Duration and Liquidation

UBS Group’s duration is unlimited.

Under Swiss law, UBS Group may be dissolved at any time by a shareholders’ resolution which must be passed by a supermajority of at least two-thirds of the votes represented and an absolute majority of the nominal value of the shares represented at the meeting. Dissolution by law or court order is possible, for example, if UBS Group becomes bankrupt.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of shares held.

•     Disclosure of Principal Shareholders

Under the applicable provisions of the Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss-listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. The corporation must disclose in an attachment to the balance sheet the identity of any shareholders who own in excess of 5% of its shares.

• Mandatory Tender Offer

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights of a Swiss-listed company will have to submit a takeover bid to all remaining shareholders. A waiver from the mandatory bid rule may be granted by UBS Group’s supervisory authority. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and implementing ordinances.

Further information in relation to members of the BoD and the GEB

The BoD of UBS Group is expected to, after the first capital increase in connection with the initial settlement of the exchange offer, be the same as the board of directors of UBS. The senior management of UBS Group is expected to, after the first capital increase in connection with the initial settlement of the exchange offer, be the same as the senior management of UBS.

Members of the BoD and GEB may act as directors or executive officers of other companies (including the current principal positions outside of the Group, as set out in Part IV: “Board of Directors, Executive Management and Corporate Governance”) and may have economic or other private interests that differ from those of UBS Group or UBS. Potential conflicts of interest may arise from these positions or interests. UBS Group is confident that the Group’s internal corporate governance practices and compliance with relevant legal and regulatory provisions reasonably ensure that any conflicts of interest of the type described above are appropriately managed, including through disclosure when appropriate. Other than as set out above, there are no potential conflicts of interest between any duties to UBS Group or UBS of the members of the BoD and GEB and their private interests and/or other duties. There are no family relationships between any of the members of the BoD and/or the GEB.

Certain members of the board of directors and GEB participated in determining the terms of the exchange offer. These individuals may have certain interests in the proposed exchange offer that are different from, or additional to, the interests of holders of UBS Shares generally and that may have caused them to view the proposed transaction more favourably or differently from the way other holders of UBS Shares would view it. However, there are no interests, known to UBS Group, material to the exchange offer, which are conflicting interests.

Except as described below, no member of the BoD and no member of the GEB has had any convictions in relation to fraudulent offences in the last five years nor has any such member in its function as a member of an administrative, management or supervisory body or in its function as partner or in its function as a founder of an issuer that has been established for less than five years or in its function as senior manager been involved in bankruptcies, receivership or liquidation. Furthermore, no member of the BoD and no member of the GEB has been subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional associations). No member of the BoD and no member of the GEB has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for the previous five years.

David Sidwell is a Board member of the Federal National Mortgage Association (“Fannie Mae”) since 2008. According to Fannie Mae’s website on September 6, 2008, Director James Lockhart of the Federal Housing Finance Agency (the “FHFA”) appointed FHFA as conservator of Fannie Mae. William G. Parrett is an Independent Director at Eastman Kodak Company. On January 19, 2012 Eastman Kodak Company announced by means of a media release that it and its U.S. subsidiaries filed voluntary petitions for chapter 11 business reorganisation in the U.S. Bankruptcy Court for the Southern District of New York. On August 23, 2013, the Bankruptcy Court entered an order confirming the revised First Amended Joint Chapter 11 Plan of Reorganisation of Eastman Kodak Company and its Debtor Affiliates (the “Plan”). On September 3, 2013, the Plan became effective and the debtors emerged from chapter 11 protection. UBS confirms that the above mentioned information taken from Fannie Mae’s and Eastman Kodak Company’s website, respectively, has been accurately reproduced and that, as far as UBS is aware and is able to ascertain from information published by Fannie Mae and Eastman Kodak Company, respectively, no facts have been omitted which would render the reproduced information inaccurate or misleading.

BoD members will be granted no benefits whatsoever in connection with the exchange offer. None of the members will receive compensation due to the exchange offer. Neither the employment agreement of the Chairman, nor the employment agreements of the members of the GEB stipulate any termination pay that would be prompted by the completion of the exchange offer. Furthermore, no changes to the remuneration package for the members of the GEB are intended to be made in connection with the exchange offer.

The non-independent members of the BoD of UBS have top management employment contracts and receive pension benefits upon retirement. Pension contributions and benefits are in line with local practices for other employees. The independent members of the BoD of UBS do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Pension contributions and benefits for GEB members are in line with local practices for other employees. Neither the employment agreement with the Chairman of the BoD, nor the employment contracts with the GEB members contain change of control provisions.

The amount of remuneration (including any contingent or deferred compensation) paid and benefits in kind granted to members of the BoD and the GEB by the Group for the financial year ended December 31, 2013 is shown in the tables set out below. In line with Swiss law and Swiss corporate governance rules, remuneration of members of the BoD is provided on an individual basis and remuneration of members of the GEB is provided on an aggregate basis except for the highest-paid member of the GEB.

Provisions for litigation, regulatory and similar matters by segment (1)(2)

The following updates the description of litigation, regulatory and similar matters contained in note 14 to Interim consolidated financial statements contained in our 2014 Second Quarter Report.

CHF million	WM	WMA	R&C	Gl AM	IB	CC – CF	CC – NcLP	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622
Balance as of 31 March 2014	239	92	90	3	19	483	853	1,778
Increase in provisions recognised in the income statement	295	54	48	33	11	0	0	441
Release of provisions recognised in the income statement	(4)	(10)	0	0	0	(167)	(27)	(207)
Provisions used in conformity with designated purpose	(20)	(5)	0	0	(5)	0	(7)	(38)
Reclassifications	0	0	0	0	0	0	0	0
Foreign currency translation / unwind of discount	0	0	0	0	0	3	3	6
Balance as of 30 June 2014	510	131	137	36	25	319	823	1,980

(1)	WM = Wealth Management; WMA = Wealth Management Americas; R&C = Retail & Corporate; Gl AM = Global Asset Management; IB = Investment Bank; CC–CF = Corporate Center – Core Functions; CC-NcLP = Non-core and Legacy Portfolio.
(2)	Provisions, if any, for the matters described in (a) item 4 of this section are recorded in Wealth Management, (b) items 7 of this section are recorded in Wealth Management Americas, (c) items 11 and 12 of this section are recorded in the Investment Bank, (d) items 3 and 10 of this section are recorded in Corporate Center – Core Functions and (e) items 2 and 6 of this section are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 9 of this section are allocated between Wealth Management and Retail & Corporate, provisions for the matter described in item 5 of this section are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in item 8 of this section are allocated between the Investment Bank and Corporate Center – Core Functions.

Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (“caution”) of Euro 1.1 billion. UBS appealed the determination of the bail amount. On September 22, 2014, the appeal court upheld the initial determination of the bail amount. UBS intends to further appeal the determination of the bail amount to the French Supreme Court (“Cour de Cassation”) and challenge the judicial process in the European Court of Human Rights. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on our balance sheet at June, 30 2014.

In Germany, two different authorities have been conducting investigations against UBS Deutschland AG and UBS AG, respectively, and against certain employees of these entities concerning certain matters relating to our past cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. UBS reached a settlement in July 2014 with the authorities in Bochum, concluding those proceedings. The settlement included a payment of approximately EUR 302 million. The proceedings by the authorities in Mannheim have not revealed sufficient evidence supporting the allegations being investigated.

In June 2014 the Belgian authorities searched the offices of UBS (Luxembourg) S.A. Belgium Branch.

Our balance sheet at June 30, 2014 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (“RMBS”) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (“UBS-sponsored RMBS”). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (“third-party RMBS”).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 22 July 2014. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans(1)

USD million	2006- 2008	2009	2010	2011	2012	2013	2014, through 22 July	Total
Resolved demands
Actual or agreed loan repurchases / make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72	403
Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2	0	0		3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	259	801
Total	122	205	368	1,084	1,404	618	332	4,132

(1)	Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three Transactions. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages”, our balance sheet at June 30, 2014 reflected a provision of USD 817 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million
Balance as of 31 December 2013	807
Balance as of 31 March 2014	819
Increase in provision recognised in the income statement	0
Release of provision recognised in the income statement	0
Provision used in conformity with designated purpose	(2)
Balance as of 30 June 2014	817

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (“NYAG”) relating to its RMBS business. In September 2014, the Commonwealth of Virginia filed an action in intervention in Virginia state court against UBS and several other financial institutions alleging violations of the Virginia Fraud Against Taxpayers Act and asserting claims of fraud and constructive fraud in connection with the Virginia Retirement System’s purchases of certain RMBS. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (“SIGTARP”) (who is working in conjunction with the US Attorney’s Office for Connecticut and the US Department of Justice, Criminal Division, Fraud Section (“DOJ”)) and the US Securities and Exchange Commission (“SEC”) relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. In May 2014, the Second Circuit upheld the dismissal of the complaint and the matter is now concluded. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (“ERISA”) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period November 17, 2009 through September 15, 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (“BMIS”) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that

UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Court of Appeals ruling. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions imposed against UBS Limited, which are not effective until appeals are exhausted, were confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal overturned all findings of liability against UBS Limited and the convictions of the UBS individuals and acquitted them. It issued a full judgment setting out the reasons for its rulings in June 2014. The appellate prosecutor did not pursue a further appeal and the acquittals are now final.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. In May 2014, UBS closed a civil settlement with Calabria.

Kommunale Wasserwerke Leipzig GmbH (“KWL”)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (“STCDO/CDS”) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (“LBBW”) and Depfa Bank plc (“Depfa”). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claims payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW, which remains unpaid.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts. Each of KWL, Depfa and LBBW filed counterclaims which UBS has been defending. KWL amended its pleading in June 2014 and LBBW and Depfa also amended their pleadings to allege fraudulent misrepresentation. UBS has denied these claims. Trial began in April 2014 and concluded at the end of July 2014, and a decision is expected in the fourth quarter of 2014.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favor in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in May 2014, the appeal court ruled that further evidence be taken on two issues, which is likely to take several months.

Our balance sheet at June 30, 2014 reflected provisions with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

Puerto Rico

Declines in the market prices of Puerto Rico municipal bonds and of UBS Puerto Rico sole-managed and co-managed closed-end funds (the funds) since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 700 million filed by clients in Puerto Rico who own those securities. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS Puerto Rico senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico. Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012.

Our balance sheet at June 30, 2014 reflected provisions with respect to matters described in this item 7 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Foreign exchange, LIBOR and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (“WEKO”), the DOJ, the US Commodity Futures Trading Commission (“CFTC”), the UK Financial Conduct Authority (“FCA”) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO) and the Hong Kong Monetary Authority (“HKMA”). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review. Some investigating authorities have initiated discussions of possible terms of a resolution of their investigations. The terms proposed include findings that UBS failed to have adequate controls in relation to its foreign exchange business that were adequate to prevent misconduct, and would involve material monetary penalties. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. We are not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on the terms similar to those described above, or the monetary and other terms on which any such resolution may be achieved.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have filed motions to dismiss.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (“MAS”), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (“UBSSJ”) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into a non-prosecution agreement (“NPA”) with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from December 18, 2012 UBS will not commit any US crime, and we will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, the Australian Securities and Investments Commission (“ASIC”) and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, the Swiss Competition Commission (“WEKO”) and the European Commission, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (“Bureau”) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA) and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between April 15, 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

In September 2014, a putative class action was filed in federal court in New York against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. The complaint alleges that the defendants conspired to manipulate ISDAFIX rates from January 1, 2006, through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at June 30, 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at June 30, 2014 reflected a provision with respect to matters described in this item 9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (“Pactual”) by UBS to BTG Investments, LP (“BTG”), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.6 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to (1) the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual (approximately BRL 1.8 billion); and (2) payments made to Pactual employees through various profit sharing plans (approximately BRL 800 million). These assessments are being or will be challenged in administrative proceedings.

In May 2014, UBS was notified that the administrative court had rendered a decision in favor of the taxpayer, Pactual, relating to a profit sharing plan assessment of approximately BRL 300 million. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. We are awaiting written decisions from the administrative court for these matters, at which time appeals will be taken.

BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government.

Matters relating to the CDS market

In 2013 the EC issued a Statement of Objections against thirteen credit default swap (“CDS”) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (“ISDA”). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections in January 2014 and presented our position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (“ATS”) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and FINRA, who reportedly are pursuing similar investigations industry-wide. These inquiries include an SEC investigation that began in early 2012 concerning features of UBS’s ATS, including certain order types and disclosure practices that were discontinued two years ago. UBS is cooperating in these matters. In addition, UBS was among dozens of defendants, including broker dealers, trading exchanges, high frequency trading firms, and dark pool sponsors, named in putative class actions pending in New York federal court, which have been filed on behalf of purchasers and sellers of equity securities. The lawsuits allege principally that the defendants’ equities order handling practices favored high frequency trading firms at the expense of other market participants, in violation of the federal securities laws. Plaintiffs filed a consolidated amended complaint in September 2014 in which UBS is no longer named as a defendant.

Significant change

There has been no significant change in the financial or trading position of UBS Group since June 10, 2014, being the date of its incorporation.

There has been no significant change in the financial or trading position of the Group since June 30, 2014, being the date to which the most recent interim consolidated financial information on the Group incorporated by reference herein has been prepared.

Auditors

Ernst & Young, Aeschengraben 9, CH-4051 Basel, Switzerland, have been appointed as statutory auditors and as auditors of the consolidated accounts of UBS Group. The auditors are subject to confirmation by the shareholders at the ordinary general meeting on an annual basis. Ernst & Young is a member of the Swiss Institute of Certified Accountants and Tax Consultants based in Zurich, Switzerland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
Name: Sergio Ermotti
Title: Group Chief Executive Officer

By:	/s/ Tom Naratil
Name: Tom Naratil
Title: Group Chief Financial Officer